Exhibit 99.1

TELESAT CORPORATION

Quarterly Report

For the Three and Six Month Periods Ended June 30, 2022

PART I. FINANCIAL INFORMATION

PART II. OTHER INFORMATION

i

PART I. FINANCIAL INFORMATION

Item 1.       Financial Statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Income (Loss)
For the periods ended June 30,

(in thousands of Canadian dollars, except per share amounts)		Three months		Six months
	Notes	2022	2021	2022	2021
			(Note 3)		(Note 3)
Revenue	5	$186,614	$187,888	$372,383	$378,380
Operating expenses	6	(58,924)	(65,047)	(123,290)	(105,412)
Depreciation		(46,487)	(52,372)	(95,795)	(102,739)
Amortization		(3,748)	(3,948)	(7,446)	(8,063)
Other operating gains (losses), net		(23)	(74)	(53)	(747)
Operating income		77,432	66,447	145,799	161,419
Interest expense	7	(49,671)	(46,467)	(98,174)	(88,462)
Gain on extinguishment of debt	12	85,886	—	106,916	—
Interest and other income		2,580	1,652	3,240	1,773
Gain (loss) on changes in fair value of financial instruments		2,277	3,796	4,635	(21,328)
Gain (loss) on foreign exchange		(98,834)	40,641	(62,687)	75,754
Income (loss) before tax		19,670	66,069	99,729	129,156
Tax (expense) recovery	8	(24,045)	(13,062)	(43,474)	(34,827)
Net income (loss)		$(4,375)	$53,007	$56,255	$94,329

Net income (loss) attributable to:
Telesat Corporation shareholders		$(1,948)	$53,007	$12,035	$94,329
Non-controlling interest		(2,427)	—	44,220	—
		$(4,375)	$53,007	$56,255	$94,329

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic		$(0.16)	$1.07	$1.00	$1.90
Diluted		$(0.16)	$1.03	$0.96	$1.86

Total Weighted Average Common Shares Outstanding
Basic	16	12,113,123	49,546,692	12,068,419	49,546,692
Diluted	16	12,113,123	51,545,378	13,814,381	50,704,966

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)
For the periods ended June 30,

	Three months		Six months
(in thousands of Canadian dollars)	2022	2021	2022	2021
		(Note 3)		(Note 3)
Net income (loss)	$(4,375)	$53,007	$56,255	$94,329
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	58,108	(16,969)	40,565	(31,071)
Other comprehensive income (loss)	58,108	(16,969)	40,565	(31,071)
Total comprehensive income (loss)	$53,733	$36,038	$96,820	$63,258

Total comprehensive income (loss) attributable to
Telesat Corporation shareholders	$12,137	$36,038	$21,920	$63,258
Non-controlling interest	41,596	—	74,900	—
	$53,733	$36,038	$96,820	$63,258

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Common shares/Public shares	Preferred shares	Total share capital	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation/ Telesat Canada shareholders’ equity	Non- controlling Interest	Total shareholders’ equity
Telesat Canada balance as at January 1, 2021	$26,580	$129,118	$155,698	$1,266,514	$85,648	$(47,924)	$37,724	$1,459,936	$—	$1,459,936
Cumulative adjustments	—	—	—	(758)	—	—	—	(758)	—	(758)
Net income (loss)	—	—	—	94,329	—	—	—	94,329	—	94,329
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—	—	—	—	—	(31,071)	(31,071)	(31,071)	—	(31,071)
Share-based compensation	—	—	—	—	26,587	—	26,587	26,587	—	26,587
Telesat Canada balance as at June 30, 2021	$26,580	$129,118	$155,698	$1,360,085	$112,235	$(78,995)	$33,240	$1,549,023	$—	$1,549,023

Telesat Canada balance as at July 1, 2021	$26,580	$129,118	$155,698	$1,360,085	$112,235	$(78,995)	$33,240	$1,549,023	$—	$1,549,023
Net income (loss)	—	—	—	(9,139)	—	—	—	(9,139)	69,835	60,696
Dividends declared on Director Voting Preferred shares	—	—	—	(10)	—	—	—	(10)	—	(10)
Issuance of share capital on settlement of restricted share units	—	16	16	—	—	—	—	16	—	16
Other comprehensive income (loss), net of tax (expense) recovery of $14,424	—	—	—	9,946	—	18,998	18,998	28,944	25,570	54,514
Share-based compensation	—	—	—	—	38,547	—	38,547	38,547	8,590	47,137
Reallocation related to transaction	16,261	(129,134)	(112,873)	(1,010,853)	(112,118)	44,137	(67,981)	(1,191,707)	1,176,624	(15,083)
Telesat Corporation balance as at December 31, 2021	$42,841	$—	$42,841	$350,029	$38,664	$(15,860)	$22,804	$415,674	$1,280,619	$1,696,293

Telesat Corporation balance as at January 1, 2022	$42,841	$—	$42,841	$350,029	$38,664	$(15,860)	$22,804	$415,674	$1,280,619	$1,696,293
Net income (loss)	—	—	—	12,035	—	—	—	12,035	44,220	56,255
Issuance of share capital on settlement of restricted share units	344	—	344	—	(739)	—	(739)	(395)	—	(395)
Exchange of Limited Partnership units for Public Shares	899	—	899	10,160	1,296	(328)	968	12,027	(12,027)	—
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—	—	—	—	—	9,885	9,885	9,885	30,680	40,565
Share-based compensation	—	—	—	—	11,215	—	11,215	11,215	31,632	42,847
Telesat Corporation balance as at June 30, 2022	$44,084	$—	$44,084	$372,224	$50,436	$(6,303)	$44,133	$460,441	$1,375,124	$1,835,565

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	June 30, 2022	December 31, 2021
			(Note 3)
Assets
Cash and cash equivalents		$1,482,250	$1,449,593
Trade and other receivables		70,035	122,698
Other current financial assets		781	861
Current income tax recoverable		5,420	3,219
Prepaid expenses and other current assets		57,030	41,064
Total current assets		1,615,516	1,617,435
Satellites, property and other equipment	5,9	1,371,469	1,429,688
Deferred tax assets		46,630	46,187
Other long-term financial assets		13,504	16,348
Long-term income tax recoverable		15,202	12,277
Other long-term assets	5	30,492	31,254
Intangible assets	5,10	758,197	762,659
Goodwill	10	2,446,603	2,446,603
Total assets		$6,297,613	$6,362,451

Liabilities
Trade and other payables		$24,387	$54,628
Other current financial liabilities		22,666	36,647
Income taxes payable		13,942	5,622
Other current liabilities		85,160	85,058
Total current liabilities		146,155	181,955
Long-term indebtedness	12	3,655,993	3,792,597
Deferred tax liabilities		286,357	296,318
Other long-term financial liabilities		21,308	23,835
Other long-term liabilities		352,235	371,453
Total liabilities		4,462,048	4,666,158

Shareholders’ Equity
Share capital	13	44,084	42,841
Accumulated earnings		372,224	350,029
Reserves		44,133	22,804
Total Telesat Corporation shareholders’ equity		460,441	415,674
Non-controlling interest	14	1,375,124	1,280,619
Total shareholders’ equity		1,835,565	1,696,293
Total liabilities and shareholders’ equity		$6,297,613	$6,362,451

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars)	Notes	2022	2021
			(Note 3)
Cash flows from operating activities
Net income (loss)		$56,255	$94,329
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation		95,795	102,739
Amortization		7,446	8,063
Tax expense (recovery)		43,474	34,827
Interest expense		98,174	88,462
Interest income		(3,526)	(2,322)
(Gain) loss on foreign exchange		62,687	(75,754)
(Gain) loss on changes in fair value of financial instruments		(4,635)	21,328
Share-based compensation	6	42,863	26,587
(Gain) loss on disposal of assets		53	747
Gain on extinguishment of debt	21	(106,916)	—
Deferred revenue amortization		(31,162)	(33,612)
Pension expenses		3,787	4,030
Other		(1,434)	(3,881)
Income taxes paid, net of income taxes received	21	(48,589)	(53,168)
Interest paid, net of interest received	21	(92,710)	(69,079)
Operating assets and liabilities	21	(52,383)	9,195
Net cash from operating activities		69,179	152,491
Cash flows (used in) generated from investing activities
Satellite programs		(15,875)	(78,442)
Purchase of property and other equipment		(17,375)	(11,530)
Purchase of intangible assets		(27)	—
C-band clearing proceeds		64,651	—
Net cash (used in) generated from investing activities		31,374	(89,972)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	21	—	619,900
Payment of debt issue costs	21	—	(6,834)
Repayment of indebtedness	21	(97,234)	—
Payments of principal on lease liabilities	21	(872)	(1,355)
Satellite performance incentive payments	21	(3,642)	(3,350)
Government grant received		8,015	—
Net cash (used in) generated from financing activities		(93,733)	608,361

Effect of changes in exchange rates on cash and cash equivalents		25,837	(23,159)

Changes in cash and cash equivalents		32,657	647,721
Cash and cash equivalents, beginning of period		1,449,593	818,378
Cash and cash equivalents, end of period		$1,482,250	$1,466,099

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Corporation (the “Corporation”) was incorporated under the Business Corporations Act (British Columbia) in October 2020 and is headquartered in Ottawa, Canada.

The Corporation is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. Telesat Corporation’s state-of-the-art fleet consists of 14 geostationary satellites and the Canadian payload on Viasat-1.

The Corporation has commenced the development of a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver low latency broadband experience.

The Corporation began trading on the Nasdaq Global Select Market and the Toronto Stock Exchange on November 19, 2021 under the ticker symbol “TSAT”. This followed the closing of Telesat Canada’s transaction with Loral Space & Communications Inc. (“Loral”) and Public Sector Pension Investment Board (“PSP Investments”) (the “Transaction”), in which Loral’s stockholders and Telesat Canada’s other equity holders exchanged their interests for equity in the new public holding structure.

The Transaction resulted in the Loral stockholders, PSP Investments and certain individual shareholders (other than the Voting Directors) of Telesat Canada owning indirectly through the Corporation and Telesat Partnership LP (the “Partnership”) approximately the same percentage of equity as they held in Telesat Canada; the Corporation becoming the publicly traded general partner of the Partnership; and the Partnership indirectly owning all of the economic interests in Telesat Canada and Loral becoming a wholly owned subsidiary of the Partnership.

For further details on the Transaction, refer to the Corporation’s Registration Statement on Form F-4 filed with the U.S. Securities Exchange Commission (“SEC”) on June 24, 2021, which can be obtained on the SEC’s website at http://www.sec.gov and the Non-Offering Prospectus filed with the Ontario Securities Commission (“OSC”) on November 16, 2021, which can be obtained on the website http://www.sedar.com.

References herein to “Telesat” or “Company” refer to Telesat Canada and its subsidiaries prior to November 19, 2021 and Telesat Corporation and its subsidiaries subsequently.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat.

On August 4, 2022, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

The financial statements should be read in conjunction with the December 31, 2021 consolidated financial statements of the Corporation. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 3 and 4 of the consolidated financial statements for the year ended December 31, 2021, with the exception of those outlined in the changes in accounting policies in Note 3 and the significant accounting policies in Note 4 below. The results of operations for the three and six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the full fiscal year.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

2. BASIS OF PRESENTATION (cont.)

Basis of Consolidation

Subsidiaries

These consolidated financial statements include the results of Telesat and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

The portion of equity ownership in a subsidiary that is not directly or indirectly attributable to the Company is booked under non-controlling interest. Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Joint arrangements

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.

The consolidated financial statements have been prepared on an historical cost basis except for certain financial instruments which were measured at their fair values, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given or received in exchange for assets or liabilities.

3. CHANGES IN ACCOUNTING POLICIES

IFRS Interpretation Committee (“IFRIC”), Software as a Service arrangements

In April 2021, the IFRIC published an agenda decision clarifying how arrangements in respect of a specific part of cloud technology, Software as a Service (“SaaS”) should be accounted for. The IFRIC interpretation provided specific guidance and included explanatory material which provided additional insights with respect to circumstances in relation to configuration and customization costs incurred in implementing SaaS. Among other things, the interpretation clarified the nature of expenditures that met the definition of an intangible asset, the methods of differentiating between intangible assets and expenses and the pattern in which an entity benefits from expenditure that does not qualify as an intangible asset.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES (cont.)

The Company adopted the IFRIC agenda decision retroactively.

An adjustment was recorded as a decrease to the opening balance of accumulated earnings as at January 1, 2021 in the amount of $758.

The impact on the balance sheet as at December 31, 2021 was as follows:

Satellites, property and other equipment	$(2,087)
Intangible assets	$(1,419)
Accumulated earnings	$3,506

The impact on the financial statements for the three and six months ended June 30, 2021 was as follows:

	Three months ended June 30, 2021	Six months ended June 30, 2021
Operating expenses	$887	$1,298
Satellites, property and other equipment	$(907)	$(1,318)
Foreign currency translation adjustments	$20	$20
Net income per common share attributable to Telesat Corporation shareholders – Basic	$(0.02)	$(0.03)
Net income per common share attributable to Telesat Corporation shareholders – Diluted	$(0.02)	$(0.03)

4. SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are detailed in Note 4 of the consolidated financial statements for the year ended December 31, 2021. Significant changes to the accounting policies as a result of adoption of IFRIC, Software as a service arrangements have been disclosed below.

Software as a service arrangements

Based upon guidance received from the IASB staff’s analysis of submissions to the IFRS interpretation committee, a SaaS cloud computing arrangement would be evaluated as to whether it met the criteria under IAS 38, Intangible Assets or IFRS 16, Leases. If an arrangement did not meet either of those criteria, the arrangement would be accounted for as a service contract.

Telesat may enter into a SaaS cloud computing arrangement with a supplier where the contract conveys to Telesat a right to receive future access over the contract term to the supplier’s application software running on the supplier’s cloud infrastructure. The right to receive access does not provide Telesat with a software asset and, therefore, the access to the software is a service which is received over the contract term.

The assessment of whether configuration or customization of a software results in an intangible asset for Telesat depends on the nature and output of the configuration and customization performed. In some circumstances, the arrangement may result in additional code from which Telesat has the power to obtain the future economic benefits and to restrict others’ access to those benefits. In that case, in determining whether to recognise the additional code as an intangible asset, Telesat assesses whether the additional code is identifiable and meets the recognition criteria in IAS 38.

Separately acquired intangible rights (i.e. software licenses in cloud computing arrangements) are normally recognized as assets.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Critical judgments in applying accounting policies

The critical accounting judgments and estimates used in the application of the Company’s accounting policies are consistent with those outlined in Note 5 of the consolidated financial statements for the year ended December 31, 2021, with the exception of the update noted below.

Software as a service arrangements

The Company’s accounting policy relating to SaaS is described in Note 4. Judgment by management is required to determine whether configuration or customization of a software results in an intangible asset for Telesat.

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments require entities to disclose their material accounting policies rather than their significant accounting policies.

The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements and that accounting policy information may be material because of its nature, even if the related amounts are immaterial. On the other hand, although a transaction, other event or condition to which the accounting policy information relates may be material, it does not necessarily mean that the corresponding accounting policy information is material to the entity’s financial statements.

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted.

The changes will only impact the level of disclosures within the Company’s financial statements.

The Company is currently evaluating the impact of the amendment.

Amendments to IAS 12

In May 2021, the IASB issued amendments to IAS 12, Income Taxes.

In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that such initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Accordingly, entities are required to recognize deferred tax associated with transactions, such as leases and decommissioning obligations, which give rise to equal and offsetting temporary differences.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with early adoption permitted.

There will be no impact on the Company’s condensed consolidated financial statements as a result of the amendments.

There are no other new and amended standards determined to be applicable to the Company.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION

Telesat operates in a single operating segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Broadcast	$89,573	$96,868	$186,556	$195,821
Enterprise	94,277	87,927	179,685	176,549
Consulting and other	2,764	3,093	6,142	6,010
Revenue	$186,614	$187,888	$372,383	$378,380

Equipment sales included within the various services were as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Broadcast	$1	$15	$1	$15
Enterprise	1,943	1,675	5,299	7,215
Total equipment sales	$1,944	$1,690	$5,300	$7,230

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Canada	$81,911	$82,672	$163,531	$170,443
United States	68,459	69,259	143,422	139,421
Latin America & Caribbean	17,814	14,002	30,090	28,679
Europe, Middle East & Africa	7,521	9,097	15,417	18,544
Asia & Australia	10,909	12,858	19,923	21,293
Revenue	$186,614	$187,888	$372,383	$378,380

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION (cont.)

For disclosure purposes, the satellites and the intangible assets have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:

As at,	June 30, 2022	December 31, 2021
Canada	$781,375	$812,478
United Kingdom	525,106	541,126
Europe, Middle East & Africa	17,339	19,310
United States	45,361	54,390
All others	2,288	2,384
Satellites, property and other equipment	$1,371,469	$1,429,688
As at,	June 30, 2022	December 31, 2021
Canada	$701,104	$706,083
United States	38,678	38,039
Latin America & Caribbean	12,917	12,643
All others	5,498	5,894
Intangible assets	$758,197	$762,659

Other long-term assets by geographic regions were allocated as follows:

As at,	June 30, 2022	December 31, 2021
Canada	$30,300	$30,979
United Kingdom	192	275
Other long-term assets	$30,492	$31,254

Goodwill was not allocated to geographic regions.

Major Customers

For the three and six months ended June 30, 2022 and 2021, there were two significant customers each representing more than 10% of consolidated revenue.

6. OPERATING EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Compensation and employee benefits(a)	$40,305	$45,324	$83,371	$67,530
Other operating expenses(b)	11,511	14,785	24,969	23,198
Cost of sales(c)	7,108	4,938	14,950	14,684
Operating expenses	$58,924	$65,047	$123,290	$105,412

____________

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, insurance expenses, professional fees and facility costs. The balance for the three and six months ended June 30, 2022 included $0.6 million and $1.4 million, respectively of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the leases liabilities (three and six months ended June 30, 2021 - $1.0 million and $1.5 million, respectively).

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. OPERATING EXPENSES (cont.)

During the fourth quarter of 2021, a third-party was engaged to perform a formal valuation of the fair value of the restricted share units (“RSUs”) issued in the second quarter of 2021. The valuation resulted in an increase in compensation and employee benefits of $6.9 million and $9.5 million in the second and third quarter of 2021, respectively. The three and six months ended June 30, 2021, have been adjusted to reflect the increase to compensation and employee benefits resulting from the formal valuation.

7. INTEREST EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Interest on indebtedness	$42,916	$36,986	$84,110	$69,177
Interest on derivative instruments	1,511	3,469	3,350	7,040
Interest on satellite performance incentive payments	454	560	931	1,162
Interest on significant financing component	4,326	4,720	8,737	9,679
Interest on employee benefit plans	117	324	234	648
Interest on leases	347	408	812	756
Interest expense	$49,671	$46,467	$98,174	$88,462

8. INCOME TAXES

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Current tax expense (recovery)	$31,212	$17,534	$52,837	$41,653
Deferred tax expense (recovery)	(7,167)	(4,472)	(9,363)	(6,826)
Tax expense (recovery)	$24,045	$13,062	$43,474	$34,827

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Income before tax	$19,670	$66,069	$99,729	$129,156
Multiplied by the statutory income tax rates	26.46%	26.46%	26.46%	26.46%
	5,205	17,482	26,388	34,175
Income tax recorded at rates different from the Canadian tax rate	(1,882)	(31,002)	(3,647)	(33,817)
Permanent differences	8,688	1,905	6,798	7,975
Effect of temporary differences not recognized as deferred tax assets	14,984	27,699	16,196	29,519
Change in estimates related to prior period	(1,062)	(2,119)	(1,062)	(2,119)
Other	(1,888)	(903)	(1,199)	(906)
Tax expense	$24,045	$13,062	$43,474	$34,827
Effective income tax rate	122.24%	19.77%	43.59%	26.96%

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the six months ended June 30, 2022, the Company had additions of $20.0 million (June 30, 2021 — $96.7 million) primarily related to acquisitions associated with the LEO program.

10. GOODWILL AND INTANGIBLE ASSETS

An assessment for goodwill and indefinite life intangible assets are performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount.

Goodwill is tested for impairment at the entity level because it represents the lowest level at which goodwill supports the Company’s operations and is monitored internally.

With the exception of trade name, which has not been allocated to any Cash Generating Unit (“CGU”) and is tested for impairment at the asset level, indefinite life intangible assets are tested for impairment at the CGU level. In the case of orbital slots, the CGU is based on geography.

During the first and second quarter of 2022, we reviewed the more sensitive assumptions to determine whether or not there were any changes from the assumptions from the valuation that was performed at the end of 2021. Based upon the review performed, the only significant material difference noted was related to the discount rates utilized on the valuation of GEO, U.S. C-band clearing proceeds and orbital slots. In all cases, the discount rate increased from 7.5% to 9.5%.

With this change taken into account, there was no impairment on the goodwill or orbital slots.

Changes to the discount rate could yield different estimates of the fair value. Independent of changes to other key variables, if discount rates continue to increase, it may result in a future impairment of goodwill or orbital slots.

11. LEASE LIABILITIES

The expected undiscounted contractual cash flows of the lease liabilities as at June 30, 2022 were as follows:

Remainder 2022	2023	2024	2025	2026	Thereafter	Total
$1,840	$3,625	$3,488	$3,218	$3,001	$35,524	$50,696

The undiscounted contractual cash flows included $15.2 million of interest payments.

12. INDEBTEDNESS

On October 11, 2019, Telesat Canada issued, through a private placement, US$550 million of 6.5% Senior Unsecured Notes at an interest rate of 6.5%, which mature in October 2027 (“Senior Unsecured Notes”).

On December 6, 2019, Telesat Canada issued, through private placement, US$400 million 4.875% Senior Secured Notes, at an interest rate of 4.875%, which mature in June 2027 (“Senior Secured Notes”).

On April 27, 2021, Telesat Canada issued US$500 million in aggregate principal amount of 5.625% Senior Secured Notes maturing on December 6, 2026 (“2026 Senior Secured Notes”).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. INDEBTEDNESS (cont.)

	June 30, 2022	December 31, 2021
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (June 30, 2022 and December 31, 2021 – US$1,552,815)	1,998,939	1,962,292
Senior Unsecured Notes (June 30, 2022 – US$390,000 and December 31, 2021 – US$550,000)	502,047	695,035
2026 Senior Secured Notes (US$500,000)	643,650	631,850
Senior Secured Notes (US$400,000)	514,920	505,480
	3,659,556	3,794,657
Deferred financing costs, prepayment options and loss on repayment	(3,563)	(2,060)
Long-term indebtedness	$3,655,993	$3,792,597

During the three and six months ended June 30, 2022, Telesat repurchased for retirement Senior Unsecured Notes with a principal amount of $162.1 million and $202.1 million, respectively (US$128.0 million and US$160.0 million, respectively) by way of open market purchases in exchange for $77.8 million and $97.2 million, respectively (US$61.4 million and US$77.0 million, respectively).

For the three and six months ended June 30, 2022, the repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $1.5 million and $1.9 million, respectively (US$1.2 million and US$1.5 million, respectively), and a gain on extinguishment of debt of $85.9 million and $106.9 million, respectively (US$67.7 million and US$84.5 million, respectively).

13. SHARE CAPITAL

The Class A Common shares together with the Class B Variable Voting shares represent the Corporation’s Public Shares (“Telesat Public Shares”). The Class C Fully Voting shares and Class C Limited Voting shares shall be referred to as (“Class C Shares”). The Telesat Public Shares and Class C Shares shall represent Telesat Corporation Shares (“Telesat Corporation Shares”). Class A Special Voting Share, Class B Special Voting Share and Class C Special Voting Share together are referred as (“Special Voting Shares”).

The number of shares and stated value of the outstanding shares were as follows:

	June 30, 2022		December 31, 2021
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	12,248,652	$37,744	11,907,246	$36,501
Class C Shares	112,841	6,340	112,841	6,340
	12,361,493	$44,084	12,020,087	$42,841

The breakdown of the number of shares of Telesat Public Shares, as at June 30, 2022, was as follows:

Telesat Public shares
Class A Common shares	448,135
Class B Variable Voting shares	11,800,517
Total Telesat Public shares	12,248,652

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

13. SHARE CAPITAL (cont.)

The number of Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at June 30, 2022 and while the Company believes the information to be accurate and reliable, it is not able to independently verify the information. The conversion, exercise and exchange mechanics of Telesat Public shares, the Class C shares and the Class A and Class B Limited Partnership Units (“LP Units”) are described in the Company’s Annual Report filed on Form 20-F for the year ended December 31, 2021 that can be obtained on the SEC’s website at http://www.sec.gov and on SEDAR at http://www.sedar.com. As at June 30, 2022 and December 31, 2021, the only Class C shares which were issued were Class C fully voting shares.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at June 30, 2022 and December 31, 2021. The voting rights of the Special Voting Shares and the Golden Share are more fully described in the Company’s Annual Report filed on Form 20-F for the year ended December 31, 2021 that can be obtained on the SEC’s website at http://www.sec.gov and on SEDAR at http://www.sedar.com.

During the six months ended June 30, 2022, 27,573 RSUs were settled for 12,813 Telesat Public Shares, on a net settlement basis.

During the six months ended June 30, 2022, 328,593 Telesat Public Shares were issued in exchange for equal number of Class B LP Units in Telesat Partnership LP.

The number and stated value of the outstanding LP Units of Telesat Partnership LP were as follows:

	June 30, 2022		December 31, 2021
	Number of units	Stated value	Number of units	Stated value
Class A and Class B LP Units	19,099,898	$52,270	19,428,491	$53,169
Class C LP Units	18,098,362	59,683	18,098,362	59,683
	37,198,260	$111,953	37,526,853	$112,852

The breakdown of the number of Class A and Class B LP units, as at June 30, 2022, was as follows:

Class A and Class B LP Units
Class A LP Units	12,500
Class B LP Units	19,087,398
Total Class A and Class B LP Units	19,099,898

During the six months ended June 30, 2022, 328,593 Class B LP Units were exchanged for equal number of Telesat Public Shares.

On consolidation into the Corporation, the stated value of the LP Units is included under non-controlling interest.

14. NON-CONTROLLING INTEREST

Non-controlling interests represent equity interests in the Partnership that are not attributable to the Company. As of June 30, 2022, the Corporation held a general partnership interest representing approximately 25% economic interest in the Partnership (December 31, 2021 — approximately 24%). The remaining 75% economic interest represents exchangeable units held by the limited partnership unit holders (December 31, 2021 — 76%).

Net income attributable to non-controlling interests for 2022 represents the non-controlling interests’ portion of the Partnership’s net income.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. SHARE-BASED COMPENSATION PLANS

On November 19, 2021, Telesat Corporation adopted an omnibus long-term incentive plan (“Omnibus Plan”). The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, performance share units (“PSUs”) and deferred share units (“DSUs”). The stock options, RSUs, PSUs and DSUs are collectively referred to as “Award”. Each Award will represent the right to receive Public Shares or, in the case of PSUs, RSUs or DSUs, Public Shares or cash, in accordance with the terms of the Omnibus Plan.

Telesat Holdings Inc. (the predecessor entity to Telesat Canada and Telesat Corporation) adopted a management stock incentive plan in September 2008, as amended (the “2008 Telesat Plan”) and a second management stock incentive plan in April 2013, as amended (the “2013 Telesat Plan”). In the first half of 2021, Telesat Canada also adopted a restricted share unit plan (the “RSU Plan” together with the 2008 Telesat Plan and 2013 Telesat Plan, the “Historic Plan”).

The change in number of time vesting stock options outstanding and their weighted average exercise price under the Omnibus Plan and Historic Plan are summarized below:

	Number of options	Weighted average exercise price
Outstanding, January 1, 2022	900,789	$48.77
Granted	285,149	$16.64
Outstanding June 30, 2022	1,185,938	$41.06

The movement in the number of RSUs, PSUs and DSUs under the Omnibus Plan and Historic Plan was as follows:

	RSUs with time criteria	RSUs with time and performance criteria	PSUs with time and performance criteria	DSUs
Outstanding, January 1, 2022	1,363,501	124,080	—	—
Granted	382,888	—	140,583	14,144
Settled	(27,573)	—	—	—
Outstanding, June 30, 2022	1,718,816	124,080	140,583	14,144

16. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders of each class of shares by the weighted average number of shares outstanding during the period.

Diluted earnings per share is calculated to give effect to equity Awards.

The following table presents reconciliations of the numerator of the basic and diluted per share computations:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net income (loss) attributable to Telesat Corporation Shares	$(1,948)	$53,007	$12,035	$94,329
Effect of diluted securities	—	—	1,222	—
Diluted net income (loss) attributable to Telesat Corporation Shares	$(1,948)	$53,007	$13,257	$94,239

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. EARNINGS PER SHARE (cont.)

The following table presents reconciliations of the denominators of the basic and diluted per share computations:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Basic total weighted average number of Telesat Corporation Shares outstanding	12,113,123	49,546,692	12,068,419	49,546,692
Effect of diluted securities
Stock options	—	511,105	31,290	400,697
RSUs	—	1,487,581	1,651,638	757,577
DSUs	—	—	7,111	—
PSUs	—	—	55,923	—
Diluted total weighted average number of Telesat Corporation Shares outstanding	12,113,123	51,545,378	13,814,381	50,704,966

Effect of diluted securities represents Telesat Corporation Shares assumed to be issued for no consideration. The difference between the number of Telesat Corporation Shares assumed issued on exercise and Telesat Corporation Shares assumed repurchased are treated as an issuance of common shares for no consideration.

For the three and six months ended June 30, 2021, for the purposes of earnings per share, the Common Shares, Non-Voting Participating Preferred Shares and Voting Participating Preferred Shares of Telesat Canada have equivalent economic rights. The quantity of shares of Telesat Canada, have been converted to take into account the impact of the conversion which occurred in the Transaction.

For the three and six months ended June 30, 2022, for the purpose of earnings per share, all of the Telesat Public Shares and Class C Shares have equivalent economic rights.

17. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of the Company’s assets, excluding the assets of unrestricted subsidiaries. If the Revolving Facility is drawn, the Senior Secured Credit Facilities require the Company to comply with a first lien net leverage ratio test. As at June 30, 2022, the first lien net leverage ratio was 4.78:1.00, which was less than the maximum test ratio of 5.75:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk on variable interest rate debt through the use of interest rate swaps (Note 19).

18. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million to July 31, 2023 relating to the Telesat Lightspeed Constellation.

For the six months ended June 30, 2022, the Company recorded $5.7 million relating to the agreement (six months ended June 30, 2021 — $5.1 million).

Of the amount recorded in the six months ended June 30, 2022, $3.4 million was recorded as a reduction to satellites, property and other equipment and $2.3 million was recorded as a reduction to operating expenses (six months ended June 30, 2021 — $3.0 million as a reduction to satellites, property and other equipment and $2.1 million recorded as a reduction to operating expenses).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at June 30, 2022.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at June 30, 2022, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $1,566.6 million (December 31, 2021 — $1,589.5 million).

The following table provides breakdown by maturity of financial assets as at June 30, 2022:

	Contractual cash flows
	Carrying amount	Remaining 2022	2023	2024	2025	2026	Thereafter
Cash and cash equivalents	$1,482,250	$1,482,250	$—	$—	$—	$—	$—
Trade and other receivables, excluding deferred receivables	64,470	64,470	—	—	—	—	—
Deferred receivables	16,478	3,001	4,809	3,003	1,434	1,345	2,886
Other financial assets	3,372	781	1,807	—	—	—	784
	$1,566,570	$1,550,502	$6,616	$3,003	$1,434	$1,345	$3,670

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at June 30, 2022, North American and International customers made up 64% and 36% of the outstanding trade receivable balance, respectively (December 31, 2021 — 54% and 46%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at June 30, 2022 was $4.7 million (December 31, 2021 — $5.2 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness cash and short-term investments. As at June 30, 2022 and December 31, 2021, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,659.6 million and $3,794.7 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment.

As at June 30, 2022, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net income before tax by $166.6 million (December 31, 2021 — $174.0 million) and increased (decreased) other comprehensive income by $56.9 million (December 31, 2021 — $57.0 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on US$1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at June 30, 2022, one interest rate swap of US$450 million, with expiration term of September 2022, was outstanding to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B at fixed interest rate, excluding applicable margins, of 2.04%.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income of $0.9 million and $2.1 million for the three and six months ended June 30, 2022, respectively (for the three and six months ended June 30, 2021 — $1.2 million and $2.4 million, respectively).

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at June 30, 2022 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	Remaining 2022	2023	2024	2025	2026	Thereafter
Trade and other payables	$24,387	$24,387	$24,387	$—	$—	$—	$—	$—
Customer and other deposits	1,686	1,686	1,164	148	18	210	—	146
Satellite performance incentive payments	27,538	33,764	4,388	7,605	5,399	3,169	3,228	9,975
Other financial liabilities	2,752	2,752	2,752	—	—	—	—	—
Indebtedness(1)	3,671,554	4,527,915	92,615	184,486	184,665	183,521	2,820,477	1,062,151
	$3,727,917	$4,590,504	$125,306	$192,239	$190,082	$186,900	$2,823,705	$1,072,272

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$336	$6,562
Indebtedness	$11,998	$868,359

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at June 30, 2022	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,482,250	$1,482,250	$1,482,250	Level 1
Trade and other receivables	—	70,035	70,035	70,035	(3)
Other current financial assets(1)	298	483	781	781	Level 1, Level 2
Other long-term financial assets	—	13,504	13,504	13,504	Level 1
Trade and other payables	—	(24,387)	(24,387)	(24,387)	(3)
Other current financial liabilities	—	(22,666)	(22,666)	(24,121)	Level 2
Other long-term financial liabilities	—	(21,308)	(21,308)	(21,316)	Level 2
Indebtedness(2)	—	(3,659,556)	(3,659,556)	(2,302,522)	Level 2
	$298	$(2,161,645)	$(2,161,347)	$(805,776)
As at December 31, 2021	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,449,593	$1,449,593	$1,449,593	Level 1
Trade and other receivables	—	122,698	122,698	122,698	(3)
Other current financial assets	—	861	861	861	Level 1
Other long-term financial assets(1)	1,038	15,310	16,348	16,348	Level 1, Level 2
Trade and other payables	—	(54,628)	(54,628)	(54,628)	(3)
Other current financial liabilities	(5,367)	(31,280)	(36,647)	(38,250)	Level 2
Other long-term financial liabilities	—	(23,835)	(23,835)	(24,240)	Level 2
Indebtedness(2)	—	(3,794,657)	(3,794,657)	(3,314,387)	Level 2
	$(4,329)	$(2,315,938)	$(2,320,267)	$(1,842,005)

____________

(1)      As at June 30, 2022, other current financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. As at December 31, 2021, other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)      Indebtedness excludes deferred financing costs, prepayment options and loss on prepayment.

(3)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at June 30, 2022, cash and cash equivalents included $7.6 million (December 31, 2021 — $81.0 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at June 30, 2022 and December 31, 2021, the discount rate used was 5.0 % and 4.6%, respectively.

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

	June 30, 2022	December 31, 2021
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	69.13%	88.25%
Senior Unsecured Notes	43.20%	77.65%
Senior Secured Notes	58.74%	88.72%
2026 Senior Secured Notes	62.36%	94.09%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at June 30, 2022 ranged from 1.76% to 3.69% (December 31, 2021 — 0.08% to 1.37%).

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at June 30, 2022	Other current financial assets	Other current financial liabilities	Total
Interest rate swaps	$298	$—	$298
Prepayment options	—	—	—
	$298	$—	$298
As at December 31, 2021	Other long-term financial assets	Other current financial liabilities	Total
Interest rate swaps	$—	$(5,367)	$(5,367)
Prepayment options	1,038	—	1,038
	$1,038	$(5,367)	$(4,329)

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2021 and January 1, 2022	$(4,329)
Unrealized gains (losses) on derivatives
Prepayment options	(1,045)
Interest rate swaps	5,680
Impact of foreign exchange	(8)
Fair value, June 30, 2022	$298

20. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of income (loss) was as follows:

Three months ended June 30, 2022	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$1,585	$132	$1,717	$177	$—	$177
Interest expense (income)	$(200)	$130	$(70)	$183	$4	$187

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

20. EMPLOYEE BENEFIT PLANS (cont.)

Three months ended June 30, 2021	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$1,974	$—	$1,974	$42	$—	$42
Interest expense	$186	$—	$186	$138	$—	$138
Six months ended June 30, 2022	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$3,168	$264	$3,432	$355	$—	$355
Interest expense (income)	$(400)	$260	$(140)	$366	$8	$374
Six months ended June 30, 2021	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$3,947	$—	$3,947	$83	$—	$83
Interest expense	$372	$—	$372	$276	$—	$276

No amounts for actuarial gains (losses), net of taxes were recorded on the statements of comprehensive income (loss) for the three and six months ended June 30, 2022 or 2021.

The balance sheet obligations, distributed between pension and other post-employment benefits were as follows:

	Pension Plans			Other Post-employment Benefit Plans
As at June 30, 2022	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$—	$18,792	$18,792	$22,835	$4,732	$27,567
Included in other long-term assets	$29,502	$—	$29,502	$—	$—	$—
	Pension Plans			Other Post-employment Benefit Plans
As at December 31, 2021	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$—	$17,927	$17,927	$22,429	$4,865	$27,294
Included in other long-term assets	$30,105	$—	$30,105	$—	$—	$—

21. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at June 30,	2022	2021
Cash	$1,474,681	$1,387,811
Short-term investments(1)	7,569	78,288
Cash and cash equivalents	$1,482,250	$1,466,099

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

Income taxes paid, net of income taxes received was comprised of the following:

Six months ended June 30,	2022	2021
Income taxes paid	$(48,602)	$(53,214)
Income taxes received	13	46
	$(48,589)	$(53,168)

Interest paid, net of interest received was comprised of the following:

Six months ended June 30,	2022	2021
Interest paid	$(96,225)	$(71,382)
Interest received	3,515	2,303
	$(92,710)	$(69,079)

The reconciliation of the liabilities arising from financing activities were as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2022	$3,792,597	$30,344	$35,678
Cash outflows	(97,234)	(3,642)	(872)
Amortization of deferred financing costs, prepayment options and loss on repayment	349	—	—
Gain on extinguishment of debt	(106,916)	—	—
Non-cash addition	—	—	376
Interest paid	—	—	(812)
Interest accrued	—	—	812
Impact of foreign exchange	67,197	500	177
Balance as at June 30, 2022	$3,655,993	$27,202	$35,359
	Indebtedness	Satellite performance incentive payments	Leases
Balance as at January 1, 2021	$3,187,152	$37,574	$29,051
Cash inflows	619,900	—	—
Cash outflows	—	(3,350)	(1,355)
Amortization of deferred financing costs, prepayment options and loss on repayment	101	—	—
Debt issue costs	(6,834)	—	—
Prepayment option at inception–2026 Senior Secured Notes	1,896	—	—
Interest accrued	—	—	757
Interest paid	—	—	(757)
Non-cash additions	—	—	7,209
Non-cash disposals	—	—	(939)
Other	—	25	—
Impact of foreign exchange	(81,843)	(948)	21
Balance as at June 30, 2021	$3,720,372	$33,301	$33,987

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

The net change in operating assets and liabilities was comprised of the following:

Six months ended June 30,	2022	2021
Trade and other receivables	$(14,531)	$11,103
Financial assets	2,346	1,018
Other assets	(15,175)	(4,015)
Trade and other payables	(21,170)	(2,170)
Financial liabilities	(1,550)	2,703
Other liabilities	(2,303)	556
	$(52,383)	$9,195

Non-cash investing activities were comprised of:

Six months ended June 30,	2022	2021
Satellites, property and other equipment	$(1,506)	$6,661

22. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at June 30, 2022:

	Remaining 2022	2023	2024	2025	2026	Thereafter	Total
Property leases	$459	$1,091	$1,076	$995	$993	$11,893	$16,507
Capital commitments	16,188	31,185	40,936	51,621	—	—	139,930
Other operating commitments	31,383	20,546	12,052	6,139	3,009	8,786	81,915
	$48,030	$52,822	$54,064	$58,755	$4,002	$20,679	$238,352

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2022 to 2039.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the Telesat Lightspeed constellation and other capital expenditures. The total outstanding commitments as at June 30, 2022 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at June 30, 2022, customer prepayments of $347.4 million (December 31, 2021 — $368.1 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat Corporation and Telesat CanHoldco have entered into an indemnification agreement with PSP Investments where they will indemnify PSP Investments on a grossed-up basis for PSP Investment’s pro rata share of the costs relating to: (a) certain losses and litigation proceedings related to the Transaction, (b) certain losses with regard to Loral and out-of-pocket expenses of Loral and (c) certain tax matters.

In the case of indemnification for certain tax matters only, there is a cap of US$50 million (other than with respect to defense costs and grossed-up payments) and all other indemnification obligations are uncapped.

Legal Proceedings

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2003 to 2018. The total disputed amount for the period 2003 to 2018, including interest and penalties, is now $82 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

The Canadian tax authorities have also reassessed the Company for $11 million relating to its Scientific Research and Experimental Development claims for the years 2016 and 2017. The Company has challenged the reassessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

Other than the legal proceedings disclosed above, and in Note 33 of the Company’s December 31, 2021 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

23. RELATED PARTY TRANSACTIONS

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. Compensation of the Company’s Board level directors consists of cash and share-based compensation (See Note 15). The transactions have been entered into with the Company in the normal course of operations.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

23. RELATED PARTY TRANSACTIONS (cont.)

Transactions with related parties

The Company and certain of its subsidiaries used to engage in transactions with related parties. The Company’s related parties included Loral and Red Isle until November 18, 2021 at which point under the Transaction Agreement Loral became a fully consolidated subsidiary. Any transactions entered into with Loral have been entered into over the normal course of operations. Following the Transaction Agreement, related parties included Red Isle and MHR. There were no transactions or balances with Red Isle or MHR during any of the periods presented.

During the three and six months ended June 30, 2021, the Company and its subsidiaries had entered into the following transactions with Loral.

Three months ended June 30, 2021	Sales of goods and services	Purchase of goods and services
Revenue	$31	$—
Operating expenses	$—	$1,546
Six months ended June 30, 2021	Sales of goods and services	Purchase of goods and services
Revenue	$63	$—
Operating expenses	$—	$3,139

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and six months ended June 30, 2022 were $0.8 million and $2.1 million, respectively (three and six months ended June 30, 2021 — $1.5 million and $2.7 million, respectively).

Item 2.       Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis (the “MD&A”) should be read in conjunction with Telesat Corporation’s unaudited interim condensed consolidated financial statements and the related notes for the three and six month periods ended June 30, 2022.

As used in this MD&A, unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Canada and its subsidiaries for the period to November 18, 2021. The use of “we,” “our” and “us” refer to Telesat Corporation and its subsidiaries for the period from November 19, 2021 onwards. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Corporation’s unaudited condensed consolidated financial statements included herein.

All figures reported in this MD&A are in Canadian dollars, except where we indicate otherwise, and are referenced as “$” and “dollars”.

This MD&A contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. All references to “US$” and “U.S. dollar” refers to United States dollars.

The financial statements presented herein have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting.

Certain totals, subtotals and percentages may not reconcile due to rounding.

The information contained in this MD&A takes into account information available up to August 4, 2022, unless otherwise noted.

This MD&A makes reference to certain non-IFRS measures, namely, Adjusted EBITDA, Adjusted EBITDA margin and Consolidated EBITDA. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. For a reconciliation of the non-IFRS measure to the most closely comparable IFRS measure, see below under the heading “Non-IFRS Measures”.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this MD&A, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Telesat Corporation or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the SEC and Canadian securities regulatory authorities, and press releases or oral statements made with the approval of an authorized executive officer of Telesat Corporation. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

These forward-looking statements and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are described, but are not limited to, the risks listed below and in the section entitled “Risk Factors” included in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) filed with the SEC and the Canadian securities regulatory authorities on March 18, 2022, which can be obtained on the SEC’s website at http://www.sec.gov and the System for Electronic Document Analysis and Retrieval (“SEDAR”) at http://www.sedar.com. There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Factors that could cause actual results to differ from those projected include, but are not limited to (1) risks associated with financial factors, including swings in the global financial markets, increases in interest rates, and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) risks and uncertainties associated with Telesat Lightspeed, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations, supply chain disruptions, the impact of inflation on development costs and financing, raising sufficient capital to design and implement the system and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat; and (5) other risks, including risks relating to and resulting from the COVID-19 pandemic. The foregoing list of important factors is not exclusive. Furthermore, Telesat operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Telesat’s control.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this MD&A. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this MD&A may turn out to be inaccurate.

Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. These forward-looking statements speak only as at the date of this MD&A. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC and the Canadian securities regulatory authorities, after the date of this MD&A.

This MD&A contains estimates, projections, market research and other information concerning our industry, our business, and the markets for our services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information.

Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of our Annual Report entitled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Any references to forward-looking statements in this MD&A include forward-looking information within the meaning of applicable Canadian securities laws.

Additional information regarding the Company, including the Annual Report, can be obtained on the SEC’s website at http://www.sec.gov and on SEDAR at http://www.sedar.com.

OVERVIEW OF THE BUSINESS

We are a leading global satellite services operator, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

As at June 30, 2022, we provided satellite services to customers from our fleet of 14 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We have commenced the development of what we believe will be the world’s most advanced constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, our first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. We also installed ground infrastructure at our teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. We recognize consulting revenue for fixed price contracts using the input method to determine the progress towards complete satisfaction of the performance obligation. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense is significant and arises principally from our: Senior Secured Credit Facilities comprised of two outstanding secured credit facilities comprising a revolving facility maturing in 2024 and Term Loan B maturing in 2026 (together, the “Senior Secured Credit Facilities”); 6.5% senior unsecured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “Senior Unsecured Notes”); 4.875% senior secured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “Senior Secured Notes”); and 5.625% senior secured notes due in December 2026 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “2026 Senior Secured Notes”).

Foreign exchange gains or losses incurred on the translation of our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment options on our Senior Unsecured Notes, the prepayment option on our Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

OPERATING HIGHLIGHTS

Repurchase of Senior Unsecured Notes

During the six months ended June 30, 2022 we repurchased for retirement Senior Unsecured Notes with a principal amount of $202.1 million (US$160.0 million) by way of open market purchases in exchange for $97.2 million (US$77.0 million). These repurchased Senior Unsecured Notes have been retired.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand.

After decades of developing and successfully operating our geosynchronous orbit-based satellite services business, we are now poised to revolutionize the provision of global broadband connectivity by developing what we believe will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

As we move through 2022, we remain focused on increasing the utilization of our existing satellites, the development of our global Telesat Lightspeed constellation, and identifying and pursuing opportunities to invest in expansion satellite capacity all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our net loss for the three months ended June 30, 2022 was $4.4 million compared to net income of $53.0 million for the same period in the prior year.

Our net income for the six months ended June 30, 2022 was $56.3 million compared to a net income of $94.3 million for the same period in the prior year.

The negative variations for the three and six months ended June 30, 2022 of $57.4 million and $38.1 million, respectively, were principally due to non-cash foreign exchange losses compared to a non-cash foreign exchange gains for the same periods in the prior year, primarily as a result of the U.S. dollar strengthening in the three and six months ended June 30, 2022 as opposed to the weakening in the same periods in the prior year. This was partially offset by the gain on extinguishment of debt.

Below are the foreign exchange rates used for our interim condensed consolidated financial statements and this MD&A:

	Q1 2022	Q2 2022	Q2 YTD 2022	June 30, 2022
US$ to $ spot rate	—	—	—	1.2873
US$ to $ average rates	1.2667	1.2765	1.2716	—
	Q1 2021	Q2 2021	Q2 YTD 2021	December 31, 2021
US$ to $ spot rate	—	—	—	1.2637
US$ to $ average rates	1.2747	1.2282	1.2514	—

Revenue

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
($ millions except percentages)	2022	2021		2022	2021
Broadcast	$89.6	$96.9	(7.5)%	$186.6	$195.8	(4.7)%
Enterprise	94.3	87.9	7.2%	179.7	176.5	1.8%
Consulting and other	2.8	3.1	(10.6)%	6.1	6.0	2.2%
Revenue	$186.6	$187.9	(0.7)%	$372.4	$378.4	(1.6)%

Total revenue for the three months ended June 30, 2022 decreased by $1.3 million to $186.6 million compared to $187.9 million for the same period in the prior year. Total revenue for the six months ended June 30, 2022, decreased by $6.0 million to $372.4 million compared to $378.4 million in the same period in the prior year.

Revenue from Broadcast services decreased by $7.3 million and $9.3 million for the three and six months ended June 30, 2022, respectively, when compared to the same periods in the prior year. The decrease for the three months ended June 30, 2022 was primarily due to a reduction on renewal of a long-term agreement with a North American direct to-home (“DTH”) customer, partially offset by a favorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent. The decrease for the six months ended June 30, 2022 was primarily due to a reduction on renewal of a long-term agreement with a North American DTH customer, combined with a reduction of services by another one of our North American DTH customers. This was partially offset by a favorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent.

Revenue from Enterprise services increased by $6.4 million and $3.1 million for the three and six months ended June 30, 2022, respectively, when compared to the same periods in the prior year. The increase for the three months ended June 30, 2022 was primarily due to a favorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent, an increase in services provided to customers in the mobility market as they continue to recover from the impact of COVID-19 combined with charges relating to the early termination of capacity by a customer. This was partially offset by a decrease in revenues from terminations and reductions on contract renewal of certain services. The increase for the six months ended June 30, 2022 was primarily due to a favorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent, increased services provided to customers in the mobility market as they continue to recover from the impact of COVID-19, charges relating to an early termination of capacity by a customer combined with higher revenue associated with the Defense Advanced Research Projects Agency (DARPA) program. This was partially offset by a decrease in revenues from terminations and reductions on contract renewal of certain services and a decrease in equipment sales to Canadian government customers.

Consulting and other revenue decreased by $0.3 million for the three months and increased by $0.1 million for the six months ended June 30, 2022, respectively, when compared to the same periods in the prior year. The variations are due to changes in the level of consulting activity.

Expenses

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
($ millions except percentages)	2022	2021		2022	2021
Depreciation	$46.5	$52.4	(11.2)%	$95.8	$102.7	(6.8)%
Amortization	3.7	3.9	(5.1)%	7.4	8.1	(7.7)%
Other operating (gains) losses, net	—	0.1	(68.9)%	0.1	0.7	(92.9)%
Operating expenses	58.9	65.0	(9.4)%	123.3	105.4	17.0%
Expenses	$109.2	$121.4	(10.1)%	$226.6	$217.0	4.4%

Depreciation

Depreciation of satellites, property and other equipment decreased by $5.9 million and $6.9 million for the three and six months ended June 30, 2022, respectively, when compared to the same periods in the prior year. The decreases in depreciation were primarily due to the end of useful life, for accounting purposes, of our Anik F3 satellite.

Amortization

Amortization of intangible assets decreased by $0.2 million and $0.6 million for the three and six months ended June 30, 2022, when compared to the same periods in the prior year. The decrease was primarily related to the end of useful life, for accounting purposes, of certain revenue backlog.

Other operating (gains) losses, net

The other operating gains or losses for all periods presented related to the gains or losses on disposal of assets.

Operating expenses

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
($ million except percentages)	2022	2021		2022	2021
Compensation and employee benefits	$40.3	$45.3	(11.1)%	$83.4	$67.5	23.5%
Other operating expenses	11.5	14.8	(22.1)%	25.0	23.2	7.6%
Cost of sales	7.1	4.9	43.9%	15.0	14.7	1.8%
Operating expenses	$58.9	$65.0	(9.4)%	$123.3	$105.4	17.0%

Total operating expenses decreased by $6.1 million and increased by $17.9 million for the three and six months ended June 30, 2022, respectively, when compared to the same periods in the prior year.

Compensation and employee benefits decreased by $5.0 million and increased by $15.8 million for the three and six months ended June 30, 2022, respectively, in comparison to the same periods in the prior year. The decrease for the three months ended June 30, 2022 was primarily due to lower non-cash share-based compensation related to the acceleration of expense arising from the cancellation of stock options in the second quarter of 2021. The increase for the six months ended June 30, 2022, was primarily due to higher non-cash share-based compensation as a result of the issuance of equity awards in 2021 and 2022.

Other operating expenses decreased by $3.3 million and increased by $1.8 million for the three and six months ended June 30, 2022, respectively, in comparison to the same periods in the prior year. The decrease for the three months ended June 30, 2022 was primarily due to higher professional fees incurred in 2021 relating to Telesat becoming a public company. The increase for the six months ended June 30, 2022 was primarily due to a reversal of a bad debt provision in the first quarter of 2021, which had the impact of lowering operating expenses in the prior year period, and higher expenses (including insurance) associated with becoming a public company. This was partially offset by higher professional fees incurred in 2021 relating to Telesat becoming a public company.

Cost of sales increased by $2.2 million and $0.3 million for the three and six months ended June 30, 2022, respectively, when compared to the same periods in the prior year. The increases were primarily due to higher costs associated with our consulting services.

Interest Expense

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
($ millions except percentages)	2022	2021		2022	2021
Debt service costs	$44.4	$40.5	9.8%	$87.5	$76.2	14.8%
Interest expense on significant financing component	4.3	4.7	(8.3)%	8.7	9.7	(9.7)%
Interest expense on satellite performance incentive payments	0.5	0.6	(18.9)%	0.9	1.2	(19.9)%
Interest expense on employee benefit plans	0.1	0.3	(63.9)%	0.2	0.6	(63.9)%
Interest expense on leases	0.3	0.4	(15.0)%	0.8	0.8	7.4%
Interest expense	$49.7	$46.5	6.9%	$98.2	$88.5	11.0%

Interest expense included interest related to our debt, as well as, interest related to our derivative instruments, significant financing components on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $4.0 million and $11.2 million for the three and six months ended June 30, 2022, respectively, when compared to the same periods in the prior year. The increases in interest expense were primarily due to a higher interest rate on our U.S. TLB Facility, combined with interest on the 2026 Senior Secured Notes, which were issued towards the end of April 2021. This was partially offset by the impact of the repurchase for retirement of Senior Unsecured Notes in 2022 and the impact of the maturity of one of our interest rate swaps in September 2021.

Interest expense on significant financing component decreased by $0.4 million and $0.9 million for the three and six months ended June 30, 2022, respectively, when compared to the same periods in the prior year. The decreases in interest expense were primarily due to lower average prepayment balances for revenue agreements with a significant financing component.

Interest on satellite performance incentive payments decreased by $0.1 million and $0.2 million for the three and six months ended June 30, 2022, respectively, when compared to the same periods in the prior year, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans decreased by $0.2 million and $0.4 million for the three and six months ended June 30, 2022, respectively, when compared to the same periods in the prior year. The decrease was primarily due to a decreased estimate of interest expense according to actuarial reports.

Interest expense on leases decreased by $0.1 million and increased by $0.1 million for the three and six months ended June 30, 2022, respectively, when compared to the same periods in the prior year.

Gain on Extinguishment of Debt

	Three Months Ended June 30,		Six Months Ended June 30,
($ millions)	2022	2021	2022	2021
Gain on extinguishment of debt	$85.9	$—	$106.9	$—

The gain on extinguishment of debt for the three month period ended June 30, 2022 resulted from our repurchase for retirement of Senior Unsecured Notes with a principal amount of $162.1 million (US$128.0 million) by way of open market purchases in exchange for $77.8 million (US$61.4 million).

The gain on extinguishment of debt for the six month period ended June 30, 2022 resulted from our repurchase for retirement of Senior Unsecured Notes with a principal amount of $202.1 million (US$160.0 million) by way of open market purchases in exchange for $97.2 million (US$77.0 million).

Interest and Other Income

	Three Months Ended June 30,		Six Months Ended June 30,
($ millions)	2022	2021	2022	2021
Interest and other income	$2.6	$1.7	$3.2	$1.8

Interest and other income increased by $0.9 million and $1.5 million for the three and six months ended June 30, 2022, respectively, when compared to the same periods in the prior year. The increase was primarily due to higher interest rates earned on our outstanding cash and cash equivalent balances, combined with higher cash and cash equivalent balances.

Foreign Exchange and Derivatives

	Three Months Ended June 30,		Six Months Ended June 30,
($ millions)	2022	2021	2022	2021
Gain (loss) on changes in fair value of financial instruments	$2.3	$3.8	$4.6	$(21.3)
Gain (loss) on foreign exchange	$(98.8)	$40.6	$(62.7)	$75.8

The gain on changes in fair value of financial instruments for the three months ended June 30, 2022 was $2.3 million compared to a gain of $3.8 million for the same period in the prior year, resulting in a negative change of $1.5 million. The gain on changes in fair value of financial instruments for the six months ended June 30, 2022 was $4.6 million compared to a loss of $21.3 million for the same period in the prior year, resulting in a positive change of $26.0 million.

The gain or losses on changes in fair value of financial instruments primarily reflected changes in the fair values of our interest rate swaps, and prepayment options on our Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes. The gains or losses on changes in fair value of financial instruments were as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.

The foreign exchange loss for the three months ended June 30, 2022 was $98.8 million compared to a foreign exchange gain of $40.6 million for the same period in the prior year, resulting in a negative change of $139.5 million.

The loss for the three months ended June 30, 2022 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at June 30, 2022 ($1.2873), compared to the spot rate as at March 31, 2022 ($1.2505), and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

The gain for the three months ended June 30, 2021 was mainly due to a weaker U.S. dollar to Canadian dollar spot rate at June 30, 2021 ($1.2398), compared to the spot rate at March 31, 2021 ($1.2562) and the resulting favorable impact on the translation of our U.S. dollar denominated debt.

The foreign exchange loss for the six months ended June 30, 2022 was $62.7 million compared to a foreign exchange gain of $75.8 million for the same period in the prior year, resulting in a negative change of $138.4 million.

The loss for the six months ended June 30, 2022 was primarily due to a stronger U.S. dollar to Canadian dollar spot rate as at June 30, 2022 ($1.2873), compared to the spot rate as at December 31, 2021 ($1.2637) and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

The gain for the six months ended June 30, 2021 was primarily due to a weaker U.S. dollar to Canadian dollar spot rate at June 30, 2021 ($1.2398), compared to the spot rate at December 31, 2020 ($1.2725), and the resulting favorable impact on the translation of our U.S. dollar denominated debt.

Income Taxes

	Three Months Ended June 30,		Six Months Ended June 30,
($ millions)	2022	2021	2022	2021
Current tax expense	$31.2	$17.5	$52.8	$41.7
Deferred tax recovery	(7.2)	(4.5)	(9.4)	(6.8)
Tax expense	$24.0	$13.1	$43.5	$34.8

The tax expense increased by $11.0 million and $8.6 million for the three and six months ended June 30, 2022, respectively, when compared to the same periods in the prior year.

The increase for the three months ended June 30, 2022 was primarily due to an increase in operating income and gain on extinguishment of debt. The increase for the six months ended June 30, 2022 was primarily due to gain on extinguishment of debt, partially offset by a decrease in operating income.

Backlog

Contracted revenue backlog (“backlog”) represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at June 30, 2022, our contracted backlog was approximately $1.9 billion, which does not include any backlog associated with the Telesat Lightspeed program.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience an in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility (as defined below).

We expect our backlog as at June 30, 2022 to be recognized as follows:

($ millions)	Remaining 2022	2023	2024	2025	2026	Thereafter
Backlog	$311	$508	$325	$219	$186	$376

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at June 30, 2022, we had $1,482.2 million of cash and short-term investments, including $1,014.1 million held in unrestricted subsidiaries, as well as approximately US$200.0 million (or Canadian dollar equivalent) borrowing availability under our Revolving Credit Facility.

Cash Flows generated from Operating Activities

Cash generated from operating activities for the six months ended June 30, 2022 was $69.2 million, a $83.3 million decrease compared to the same period in the prior year. The decrease was primarily due to a decrease in cash flows from operating assets and liabilities, combined with higher interest paid on indebtedness.

Cash Flows generated from (used in) Investing Activities

Cash generated from investing activities for the six months ended June 30, 2022 was $31.4 million. This consisted of proceeds received from the Phase I accelerated clearing payments for the repurposing of C-band spectrum. This cash inflow was partially offset by $15.9 million on purchases associated with the Telesat Lightspeed constellation and $17.4 million of payments for property and other equipment.

Cash used in investing activities for the six months ended June 30, 2021 was $90.0 million. This consisted of $78.4 million on purchases associated with the Telesat Lightspeed constellation and $11.5 million of payments for property and other equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the three months ended June 30, 2022 was $93.7 million. This was primarily due to the repurchase of a portion of the Senior Unsecured Notes for retirement, combined with payments on the satellite performance incentive liabilities. This was partially offset by cash received from our government grant.

Cash generated from financing activities for the six months ended June 30, 2021 was $608.4 million. This was primarily due to proceeds received from the issuance of the 2026 Senior Secured Notes, partially offset by debt issue costs associated with the issuance of the 2026 Senior Secured Notes.

Government Grant

In 2019, we entered into an agreement with the Government of Canada (“GoC”) pursuant to which the GoC would contribute up to $85.0 million to support the development of the Telesat Lightspeed constellation through the GoC Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the Government of Canada, including commitments to conduct over $200.0 million of research and development activities in Canada as well as to expand its Canadian workforce.

The costs that were incurred in connection with this program are summarized below:

($ millions)	Six months ended June 30, 2022	Year ended December 31, 2021
Satellites, property and other equipment	$20.3	$323.0
Intangible assets	—	—
Total capital expenditures	20.3	323.0
Operating expenses	20.6	31.7
Total costs incurred	$40.9	$354.7

Total research and development costs for Telesat Lightspeed for the six months ended June 30, 2022 decreased by $63.8 million from $104.7 million to $40.9 million, when compared to the same period in the prior year. The decrease was primarily driven by a reduction in the development activities in the Telesat Lightspeed program for the six months ended June 30, 2022.

The following claims against the government grant have been made against the costs incurred associated with the program:

($ millions)	Six months ended June 30, 2022	Year ended December 31, 2021
Satellites, property and other equipment	$3.4	$10.0
Intangible assets	—	—
Total capital expenditures	3.4	10.0
Operating expenses	2.4	4.8
Total claims	$5.7	$14.8

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at June 30, 2022, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on our indebtedness and our capital requirements. This includes the commitments we have made to date for our Telesat Lightspeed program, but it does not include the capital that would be required to commence construction of the constellation.

The construction of any satellite replacement or expansion program will require significant capital expenditures, in particular the planned Telesat Lightspeed constellation. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows generated from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under the Senior Secured Credit Facilities; vendor financing; equity investments, including through the issuance of public equity; export credit agency financing; additional secured or unsecured debt financing; proceeds received from repurposing U.S. C-band spectrum; and from government sources. Given the increase in costs of the Telesat Lightspeed program, we expect to need to secure some additional financing in addition to the sources of equity previously announced (Telesat cash and short-term investments, Government of Canada and Government of Quebec investments) and the Export Credit Agency (ECA) borrowings we are seeking to finalize. We are currently in discussions with potential financing sources regarding investments into our Lightspeed Unrestricted Subsidiaries. There can be no assurance that these discussions will result in any investment or, if consummated, the final terms of any investment.

In addition, Telesat may sell certain satellite assets and, in accordance with the terms and conditions of the Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. However, our ability to access these sources of funding is not guaranteed, and therefore, Telesat may not be able to fully fund additional replacement or new satellite programs.

We are developing our planned Telesat Lightspeed constellation in Unrestricted Subsidiaries (as defined in the credit agreement governing our Senior Secured Credit Facilities (the “Credit Agreement”) and indentures governing the Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes (together, the “Indentures”), and we expect to complete the development of, fund, and operate our Telesat Lightspeed constellation through current or future Unrestricted Subsidiaries.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200.0 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at June 30, 2022, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a US$1,908.5 million facility maturing in December 2026.

As at June 30, 2022, US$1,552.8 million of this facility was outstanding, which represents the full amount available. The borrowings under our U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%.

The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. There are no mandatory quarterly principal repayments required.

Senior Secured Notes

Our Senior Secured Notes, in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. The indenture governing the Senior Secured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Secured Notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the Senior Secured Notes indenture.

2026 Senior Secured Notes

In April 2021, we issued US$500.0 million in aggregate principal amount of 2026 Senior Secured Notes which bear interest at an annual rate of 5.625% and are due in December 2026. The indenture governing the 2026 Senior Secured Notes includes covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 2026 Senior Secured Notes, without penalty, before December 6, 2023, in each case subject to exceptions provided in such indenture.

Senior Unsecured Notes

Our Senior Unsecured Notes, in the original principal amount of US$550.0 million, bear interest at an annual rate of 6.5% and are due in October 2027. The indenture governing the Senior Unsecured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Unsecured Notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the Senior Unsecured Notes indenture.

During the three months ended June 30, 2022, we repurchased for retirement Senior Unsecured Notes with a principal amount of $162.1 million (US$128.0 million) by way of open market purchases in exchange of $77.8 million (US$61.4 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $1.5 million (US$1.2 million) and a gain on extinguishment of debt of $85.9 million (US$67.7 million).

During the six months ended June 30, 2022, we repurchased for retirement Senior Unsecured Notes with a principal amount of $202.1 million (US$160.0 million) by way of open market purchases in exchange of $97.2 million (US$77.0 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $1.9 million (US$1.5 million) and a gain on extinguishment of debt of $106.9 million (US$84.5 million).

As at June 30, 2022, US$390.0 million Senior Unsecured Notes were outstanding.

As at June 30, 2022, we were in compliance with the financial covenants of our Senior Secured Credit Facilities, the indenture governing our Senior Unsecured Notes, the indenture governing our Senior Secured Notes and the indenture governing our 2026 Senior Secured Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, LIBOR, BA rates and the applicable margins of our Senior Secured Credit Facilities. Our interest expense for the year ending December 31, 2022 is expected to be approximately $179.1 million. The interest expense excludes the amortization of our deferred financing costs, prepayment options and loss on repayment.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at June 30, 2022, we had one outstanding interest rate swap, which hedges the interest rate risk on US$450.0 million of U.S. denominated Term Loan B borrowings. As at June 30, 2022, the fair value of the interest rate swaps was an asset of $0.3 million. The contract, which matures in September 2022, is at a fixed interest rate of 2.04%, excluding applicable margin.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option on our Senior Unsecured Notes, the prepayment option on our Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at June 30, 2022, the fair value of the embedded derivative related to the prepayment option on our Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes was nil.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we continue to periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency exposes us to foreign exchange risks.

For the three month period ended June 30, 2022, we recorded a mainly non-cash foreign exchange loss of approximately $98.8 million due to a stronger U.S. to Canadian dollar spot rate ($1.2873) compared to March 31, 2022 ($1.2505). For the three month period ended June 30, 2021, we recorded a mainly non-cash foreign exchange gain of approximately $40.6 million due to a weaker U.S. to Canadian dollar spot rate ($1.2398) compared to March 31, 2021 ($1.2562).

For the six month period ended June 30, 2022, we recorded a mainly non-cash foreign exchange loss of approximately $62.7 million due to a stronger U.S. to Canadian dollar spot rate ($1.2873) compared to December 31, 2021 ($1.2637). For the six month period ended June 30, 2021, we recorded a mainly non-cash foreign exchange gain of $75.8 million due to a weaker U.S. to Canadian dollar spot rate ($1.2398) compared to December 31, 2020 ($1.2725).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

	Three months ended June 30, 2022	Six months ended June 30, 2022
Revenue	51.1%	52.3%
Operating expenses	23.4%	26.4%
Interest on our indebtedness	100.0%	100.0%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•        forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•        currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at June 30, 2022, we had no forward currency contracts nor any currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and (decreased) increased our net income (loss) as at June 30, 2022 by $183.0 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $70.5 million, increased (decreased) our net income (loss) by $15.7 million and increased (decreased) our other comprehensive income (loss) by $54.8 million as at and for the six months ended June 30, 2022.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three and six months ended June 30, 2022, as summarized in the table below:

($ millions)	Three months ended June 30, 2022	Six months ended June 30, 2022
Revenue	$4.8	$9.7
Operating expenses	$0.7	$1.6
Interest on our indebtedness	$2.1	$4.2

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period or year, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at June 30, 2022.

($ millions)	Q3 2022	2023	2024	2025	2026	Thereafter
U.S. TLB Facility	$1,998.9	$1,998.9	$1,998.9	$1,998.9	$1,998.9	$—
Senior Unsecured Notes	502.0	502.0	502.0	502.0	502.0	502.0
Senior Secured Notes	514.9	514.9	514.9	514.9	514.9	514.9
2026 Senior Secured Notes	643.7	643.7	643.7	643.7	643.7	—
U.S. dollar denominated indebtedness balances	$3,659.6	$3,659.6	$3,659.6	$3,659.6	$3,659.6	$1,017.0

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of the indebtedness which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps which hedge the interest rate risk on US$1,800.0 million of borrowings under our U.S. TLB Facility. These contracts, which mature on various dates through September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin. As at June 30, 2022, one of the interest rate swaps was outstanding to hedge the interest rate risk on US$450.0 million of borrowings under our U.S. TLB Facility. The outstanding contract, which matures in September 2022, is at a fixed interest rate of 2.04%, excluding applicable margin.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a decrease (increase) of $0.9 million and $2.1 million to our net income (loss) for three and six months ended June 30, 2022, respectively.

As at June 30, 2022, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period or year, net of our scheduled repayments, and based on the foreign exchange rate as at June 30, 2022.

($ millions)	Q3 2022	2023	2024	2025	2026	Thereafter
U.S. TLB Facility(1)	$1,998.9	$1,998.9	$1,998.9	$1,998.9	$1,998.9	$—
Interest rate derivative variable to fixed(2)	(579.3)	—	—	—	—	—
Debt exposed to variable interest rate after interest rate derivatives	$1,419.7	$1,998.9	$1,998.9	$1,998.9	$1,998.9	$—

____________

(1)      U.S. TLB Facility is U.S. dollar denominated and bears interest at LIBOR plus a spread.

(2)      US$450.0 million notional outstanding, variable rate is LIBOR. The weighted average fixed rate (before spread) is 2.04%.

NON-IFRS MEASURES

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure. The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, we use revenue and deduct certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of our operating performance.

Adjusted EBITDA allows investors and us to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and us to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. We believe the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income as an indicator of our operating performance and the following is a reconciliation of net income to Adjusted EBITDA.

	Three Months Ended June 30,		Six Months Ended June 30,
($ millions)	2022	2021	2022	2021
Net income (loss)	$(4.4)	$53.0	$56.3	$94.3
Tax expense (recovery)	24.0	13.1	43.5	34.8
(Gain) loss on changes in fair value of financial instruments	(2.3)	(3.8)	(4.6)	21.3
(Gain) loss on foreign exchange	98.8	(40.6)	62.7	(75.8)
Interest and other income	(2.6)	(1.7)	(3.2)	(1.8)
Interest expense	49.7	46.5	98.2	88.5
Gain on extinguishment of debt	(85.9)	—	(106.9)	—
Depreciation	46.5	52.4	95.8	102.7
Amortization	3.7	3.9	7.4	8.1
Other operating (gains) losses, net	—	0.1	0.1	0.7
Non-recurring compensation expenses(1)	—	0.2	—	0.3
Non-cash expense related to share-based compensation	18.7	24.9	42.9	26.6
Adjusted EBITDA	$146.4	$147.9	$292.0	$299.9

Revenue	$186.6	$187.9	$372.4	$378.4
Adjusted EBITDA Margin	78.4%	78.7%	78.4%	79.3%

____________

(1)      Includes severance payments, special compensation and benefits for executives and employees.

Adjusted EBITDA for Telesat Corporation decreased by $1.5 million for the three month period ended June 30, 2022, when compared to the same period in the prior year. The decrease was primarily due to a decrease in revenues, as discussed above, partially offset by a favorable foreign exchange impact and a decrease in operating expenses.

Adjusted EBITDA for Telesat Corporation decreased by $7.9 million for the six month period ended June 30, 2022, when compared to the same period in the prior year. The decrease was primarily due to a decrease in revenues, and higher operating expense, as discussed above, partially offset by a favorable foreign exchange impact.

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at http://www.sec.gov and http://www.sedar.com.

(in $ millions)	Twelve months ended June 30, 2022
Net income	$117.0
Impact of unrestricted subsidiaries	924.6
Consolidated income for Covenant Purposes	1,041.6
Plus:
Income taxes (Note 1, Note 2)	486.7
Interest expense (Note 1)	174.3
Depreciation and amortization expense (Note 1)	211.3
Non-cash share-based compensation and pension expense	97.9
Other
Impairment of intangible asset in unrestricted subsidiaries (Note 2)	(1,286.5)
Other	29.4
Decreased by:
Non-cash losses on changes in fair value of financial instruments and swap obligations and cash losses on the value of swap obligations	(7.3)
Gains on disposal of assets	(108.5)
Gains on extinguishment of debt	(106.9)
Non-cash gains resulting from changes in foreign exchange rates	109.9
Consolidated EBITDA for Covenant Purposes	$641.7

____________

Note 1:    Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Note 2:    In order to facilitate the financing of Telesat LEO Inc., certain LEO-related assets previously owned by Telesat Canada and Telesat LEO Holdings Inc. were transferred at the end of 2020 to Telesat LEO Inc., an Unrestricted Subsidiary. In addition, C-band spectrum assets were transferred to Telesat Spectrum Corporation, another Unrestricted Subsidiary. At the time of the transfer and in accordance with Telesat’s debt covenants, a third party valuation of the C-band assets was obtained. The value attributed to the Canadian C-band spectrum was C$1.3 billion, net of tax of C$0.4 billion. In 2021, the Government of Canada decided that it would not adopt Telesat’s proposal to auction C-band spectrum for the roll-out of 5G wireless in Canada, and as a result, Telesat would not receive proceeds arising from the spectrum repurposing. Telesat has therefore written down (or reversed) the values assigned to the Canadian C-band spectrum assets in Telesat Spectrum Corporation. There are no impacts on the consolidated net income or total assets of Telesat as result of the write-down (or reversal) of the Canadian C-band spectrum in Telesat Spectrum Corporation as it eliminates upon consolidation.

Consolidated Total Secured Debt and Consolidated Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at June 30, 2022
U.S. dollar denominated debt
Term Loan B U.S. Facility (US$)	$1,552.8
Senior Unsecured Notes (US$)	390.0
Senior Secured Notes (US$)	400.0
2026 Senior Secured Notes (US$)	500.0
2,842.8
Foreign exchange adjustment	816.7
Subtotal	3,659.5
Deferred financing costs and prepayment options	(3.6)
Indebtedness	$3,656.0
(in $ millions)
Indebtedness	$3,656.0
Adjustments for covenant purposes:
Deferred financing costs and prepayment options	3.6
Add: lease liabilities	35.4
Consolidated Total Debt	3,694.9
Less: Cash and cash equivalents (max. US$100 million)	(128.7)
Consolidated Total Debt for Covenant Purposes	$3,566.2

Consolidated Total Debt	$3,694.9
Less: Unsecured debt (Senior Unsecured Notes)	(502.0)
Consolidated Total Secured Debt	3,192.9
Less: Cash and cash equivalents (max. US$100 million)	(128.7)
Consolidated Total Secured Debt for Covenant Purposes	$3,064.1

As at June 30, 2022, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 5.56:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 4.78:1.00.

The consolidated EBITDA for covenant purposes for the Senior Secured Credit Facilities for the twelve months ended June 30, 2021 was $664.9 million. Detailed information of the calculation is included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Telesat Canada Quarterly Report for the three month period ended June 30, 2021 on Form 6-K furnished with the SEC on August 13, 2021, which can be obtained on the SEC website at http://www.sec.gov.

As of the date hereof, we are in compliance with our debt covenants.

Unaudited Interim Condensed Consolidating Financial Information

The unaudited interim condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries, and of the Guarantors in their Non-Guarantor subsidiaries.

Balances of Telesat Partnership are inclusive of balances associated with Telesat Partnership LP, Telesat CanHoldco Corporation, Telesat Can ULC, Loral Space & Communications Inc. and Loral Skynet Corporation.

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended June 30, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$163,701	$101,155	$3,320	$(81,562)	$186,614
Operating expenses	(942)	(229)	—	(101,404)	(23,015)	(14,896)	81,562	(58,924)
Depreciation	—	—	—	(8,463)	(35,121)	(220)	(2,683)	(46,487)
Amortization	—	—	—	(329)	(649)	(77)	(2,693)	(3,748)
Other operating gains (losses), net	—	—	—	(23)	2	—	(2)	(23)
Operating income (loss)	(942)	(229)	—	53,482	42,372	(11,873)	(5,378)	77,432
Income (loss) from equity investments	20,136	20,499	—	25,456	790	—	(66,881)	—
Interest expense	—	(134)	—	(46,091)	(3,441)	(2)	(3)	(49,671)
Gain on extinguishment of debt	—	—	—	85,886	—	—	—	85,886
Interest and other income (expense)	—	—	—	18,764	247	1,757	(18,188)	2,580
Gain (loss) on change in fair value of financial instruments	—	—	—	2,277	—	—	—	2,277
Gain (loss) on foreign exchange	—	—	—	(98,096)	84	(822)	—	(98,834)
Income (loss) before tax	19,194	20,136	—	41,678	40,052	(10,940)	(90,450)	19,670
Tax (expense) recovery	—	—	—	(21,179)	(2,454)	(412)	—	(24,045)
Net income (loss)	$19,194	$20,136	$—	$20,499	$37,598	$(11,352)	$(90,450)	$(4,375)

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended June 30, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$19,194	$20,136	$—	$20,499	$37,598	$(11,352)	$(90,450)	$(4,375)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(266)	(462)	—	3,344	14,660	72,472	(31,639)	58,109
Other comprehensive income (loss) from equity investments	90,014	90,476	—	87,132	18,399	—	(286,021)	—
Other comprehensive income (loss)	89,748	90,014	—	90,476	33,059	72,472	(317,660)	58,109
Total comprehensive income (loss)	$108,942	$110,150	$—	$110,975	$70,657	$61,120	$(408,110)	$53,734

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the six months ended June 30, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$329,972	$203,349	$6,520	$(167,458)	$372,383
Operating expenses	(1,952)	(503)	—	(219,229)	(46,072)	(22,992)	167,458	(123,290)
Depreciation	—	—	—	(16,974)	(73,069)	(492)	(5,260)	(95,795)
Amortization	—	—	—	(659)	(1,264)	(152)	(5,371)	(7,446)
Other operating gains (losses), net	—	—	—	(32)	(26)	—	5	(53)
Operating income (loss)	(1,952)	(503)	—	93,078	82,918	(17,116)	(10,626)	145,799
Income (loss) from equity investments	86,994	87,810	—	56,399	1,586	—	(232,789)	—
Interest expense	—	(268)	—	(90,899)	(6,983)	(8)	(16)	(98,174)
Gain on extinguishment of debt	—	—	—	106,916	—	—	—	106,916
Interest and other income (expense)	—	(45)	—	18,999	230	2,253	(18,197)	3,240
Gain (loss) on change in fair value of financial instruments	—	—	—	4,635	—	—	—	4,635
Gain (loss) on foreign exchange	52	—	—	(62,161)	104	(682)	—	(62,687)
Income (loss) before tax	85,094	86,994	—	126,967	77,855	(15,553)	(261,628)	99,729
Tax (expense) recovery	—	—	—	(39,157)	(3,314)	(1,003)	—	(43,474)
Net income (loss)	$85,094	$86,994	$—	$87,810	$74,541	$(16,556)	$(261,628)	$56,255

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the six months ended June 30, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$85,094	$86,994	$—	$87,810	$74,541	$(16,556)	$(261,628)	$56,255
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(159)	(290)	—	3,188	8,758	37,075	(8,006)	40,566
Other comprehensive income (loss) from equity investments	48,731	49,021	—	45,833	12,049	—	(155,634)	—
Other comprehensive income (loss)	48,572	48,731	—	49,021	20,807	37,075	(163,640)	40,566
Total comprehensive income (loss)	$133,666	$135,725	$—	$136,831	$95,348	$20,519	$(425,268)	$96,821

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended June 30, 2021

	Telesat Canada	Telesat LLC	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$159,996	$—	$108,005	$2,274	$(82,387)	$187,888
Operating expenses	(124,028)	—	(23,484)	78	82,387	(65,047)
Depreciation	(12,005)	—	(50,984)	(539)	11,156	(52,372)
Amortization	(260)	—	(603)	(146)	(2,939)	(3,948)
Other operating gains (losses), net	(63)	—	(6)	—	(5)	(74)
Operating income (loss)	23,640	—	32,928	1,667	8,212	66,447
Income (loss) from equity investments	(10,981)	—	(40,894)	—	51,875	—
Interest expense	(42,970)	—	(3,473)	(11)	(13)	(46,467)
Interest and other income (expense)	35,924	—	630	444	(35,346)	1,652
Gain (loss) on change in fair value of financial instruments	3,796	—	—	—	—	3,796
Gain (loss) on foreign exchange	40,770	—	131	(509)	15	40,641
Income (loss) before tax	50,179	—	(10,678)	1,591	24,977	66,069
Tax (expense) recovery	4,700	—	1,245	(44,033)	25,026	(13,062)
Net income (loss)	$54,879	$—	$(9,433)	$(42,442)	$50,003	$53,007

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended June 30, 2021

	Telesat Canada	Telesat LLC	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$54,879	$—	$(9,433)	$(42,442)	$50,003	$53,007
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(2,862)	—	(3,036)	(29,130)	18,059	(16,969)
Other comprehensive income (loss) from equity investments	(32,166)	—	(19,524)	—	51,690	—
Other comprehensive income (loss)	(35,028)	—	(22,560)	(29,130)	69,749	(16,969)
Total comprehensive income (loss)	$19,851	$—	$(31,993)	$(71,572)	$119,752	$36,038

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the six months ended June 30, 2021

	Telesat Canada	Telesat LLC	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$321,741	$—	$213,320	$2,633	$(159,314)	$378,380
Operating expenses	(213,824)	—	(42,609)	(8,293)	159,314	(105,412)
Depreciation	(21,115)	—	(91,015)	(636)	10,027	(102,739)
Amortization	(530)	—	(1,215)	(146)	(6,172)	(8,063)
Other operating gains (losses), net	(779)	—	37	—	(5)	(747)
Operating income (loss)	85,493	—	78,518	(6,442)	3,850	161,419
Income (loss) from equity investments	45,677	—	(49,127)	—	3,450	—
Interest expense	(81,282)	—	(7,104)	(20)	(56)	(88,462)
Interest and other income (expense)	36,029	—	652	551	(35,459)	1,773
Gain (loss) on change in fair value of financial instruments	(21,328)	—	—	—	—	(21,328)
Gain (loss) on foreign exchange	57,452	—	26,702	(7,355)	(1,045)	75,754
Income (loss) before tax	122,041	—	49,641	(13,266)	(29,260)	129,156
Tax (expense) recovery	(19,343)	—	1,400	(41,225)	24,341	(34,827)
Net income (loss)	$102,698	$—	$51,041	$(54,491)	$(4,919)	$94,329

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the six months ended June 30, 2021

	Telesat Canada	Telesat LLC	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$102,698	$—	$51,041	$(54,491)	$(4,919)	$94,329
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	18,563	—	(34,908)	(49,902)	35,176	(31,071)
Other comprehensive income (loss) from equity investments	(84,810)	—	(30,162)	—	114,972	—
Other comprehensive income (loss)	(66,247)	—	(65,070)	(49,902)	150,148	(31,071)
Total comprehensive income (loss)	$36,451	$—	$(14,029)	$(104,393)	$145,229	$63,258

Unaudited Interim Condensed Consolidating Balance Sheets
As at June 30, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalent	$6	$1,324	$—	$338,687	$129,487	$1,012,746	$—	$1,482,250
Trade and other receivables	—	—	—	35,883	17,300	16,852	—	70,035
Other current financial assets	—	—	—	298	87	396	—	781
Intercompany receivables	6,319	—	—	234,433	28,305	1,112	(270,169)	—
Current income tax recoverable	—	1,672	—	—	3,534	260	(46)	5,420
Prepaid expenses and other current assets	6,041	74	—	13,132	14,858	34,748	(11,823)	57,030
Total current assets	12,366	3,070	—	622,433	193,571	1,066,114	(282,038)	1,615,516
Satellites, property and other equipment	—	—	—	117,936	800,118	408,257	45,158	1,371,469
Deferred tax assets	—	—	—	—	2,114	—	44,516	46,630
Other long-term financial assets	—	728	—	3,673	9,103	—	—	13,504
Long-term income tax recoverable	—	—	—	15,202	—	—	—	15,202
Other long-term assets	—	—	—	30,009	483	—	—	30,492
Intangible assets	—	—	—	2,677	1,078,593	500,832	(823,905)	758,197
Investment in affiliates	455,098	583,124	—	3,581,361	107,219	—	(4,726,802)	—
Goodwill	—	—	—	549,162	—	—	1,897,441	2,446,603
Total assets	$467,464	$586,922	$—	$4,922,453	$2,191,201	$1,975,203	$(3,845,630)	$6,297,613

Liabilities
Trade and other payables	$1,279	$223	$—	$10,183	$6,110	$6,592	$—	$24,387
Other current financial liabilities	—	—	—	20,003	2,673	—	(10)	22,666
Intercompany payables	14,074	21	—	76,674	167,610	11,790	(270,169)	—
Income taxes payable	—	—	—	13,261	672	9	—	13,942
Other current liabilities	—	—	—	59,913	21,442	15,626	(11,821)	85,160
Current indebtedness	—	—	—	—	—	—	—	—
Total current liabilities	15,353	244	—	180,034	198,507	34,017	(282,000)	146,155
Long-term indebtedness	—	—	—	3,655,993	—	—	—	3,655,993
Deferred tax liabilities	—	—	—	376,974	1,051	24,828	(116,496)	286,357
Other long-term financial liabilities	—	187	—	3,850	17,250	—	21	21,308
Other long-term liabilities	—	19,440	—	122,478	209,468	849	—	352,235
Total liabilities	15,353	19,871	—	4,339,329	426,276	59,694	(398,475)	4,462,048
Shareholders’ equity	452,111	567,051	—	583,124	1,764,925	1,915,509	(3,447,155)	1,835,565
Total liabilities and shareholders’ equity	$467,464	$586,922	$—	$4,922,453	$2,191,201	$1,975,203	$(3,845,630)	$6,297,613

Unaudited Interim Condensed Consolidating Balance Sheets
As at December 31, 2021

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalent	$4	$904	$—	$368,778	$101,335	$978,572	$—	$1,449,593
Trade and other receivables	—	431	—	22,526	15,345	84,396	—	122,698
Other current financial assets	—	385	—	—	87	389	—	861
Intercompany receivables	—	—	—	199,717	14,510	1,100	(215,327)	—
Current income tax recoverable	—	1,642	—	—	1,053	567	(43)	3,219
Prepaid expenses and other current assets	3,291	73	—	6,977	2,355	28,386	(18)	41,064
Total current assets	3,295	3,435	—	597,998	134,685	1,093,410	(215,388)	1,617,435
Satellites, property and other equipment	—	—	—	134,177	863,600	382,256	49,655	1,429,688
Deferred tax assets	—	—	—	—	2,768	—	43,419	46,187
Other long-term financial assets	—	715	—	5,115	10,518	—	—	16,348
Long-term income tax recoverable	—	—	—	12,277	—	—	—	12,277
Other long-term assets	—	—	—	30,688	566	—	—	31,254
Intangible assets	—	—	—	3,336	1,078,076	491,801	(810,554)	762,659
Investment in affiliates	296,358	424,178	—	3,597,850	98,786	—	(4,417,172)	—
Goodwill	—	—	—	549,162	—	—	1,897,441	2,446,603
Total assets	$299,653	$428,328	$—	$4,930,603	$2,188,999	$1,967,467	$(3,452,599)	$6,362,451

Liabilities
Trade and other payables	$868	$315	$—	$30,626	$8,658	$14,161	$—	$54,628
Other current financial liabilities	—	—	—	33,543	3,161	—	(57)	36,647
Intercompany payables	3,648	64	—	53,035	143,289	15,291	(215,327)	—
Income taxes payable	—	—	—	4,549	71	1,002	—	5,622
Other current liabilities	—	—	—	62,703	6,665	15,715	(25)	85,058
Total current liabilities	4,516	379	—	184,456	161,844	46,169	(215,409)	181,955
Long-term indebtedness	—	—	—	3,792,597	—	—	—	3,792,597
Deferred tax liabilities	—	—	—	388,339	—	24,372	(116,393)	296,318
Other long-term financial liabilities	—	183	—	5,797	17,833	—	22	23,835
Other long-term liabilities	—	18,555	—	135,236	217,066	596	—	371,453
Total liabilities	4,516	19,117	—	4,506,425	396,743	71,137	(331,780)	4,666,158
Shareholders’ equity	295,137	409,211	—	424,178	1,792,256	1,896,330	(3,120,819)	1,696,293
Total liabilities and shareholders’ equity	$299,653	$428,328	$—	$4,930,603	$2,188,999	$1,967,467	$(3,452,599)	$6,362,451

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$85,094	$86,994	$—	$87,810	$74,541	$(16,556)	$(261,628)	$56,255
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	16,974	73,069	492	5,260	95,795
Amortization	—	—	—	659	1,264	152	5,371	7,446
Tax expense (recovery)	—	—	—	39,157	3,314	1,003	—	43,474
Interest expense	—	268	—	90,899	6,983	8	16	98,174
Interest income	—	—	—	(837)	(339)	(2,348)	(2)	(3,526)
(Gain) loss on foreign exchange	(52)	—	—	62,161	(104)	682	—	62,687
(Gain) loss on change in fair value of financial instruments	—	—	—	(4,635)	—	—	—	(4,635)
Share-based compensation	292	—	—	39,367	2,757	447	—	42,863
(Income) loss from equity investments	(86,994)	(87,810)	—	(56,399)	(1,586)	—	232,789	—
Loss (gains) on disposal of assets	—	—	—	32	26	—	(5)	53
Gain on extinguishment of debt	—	—	—	(106,916)	—	—	—	(106,916)
Deferred revenue amortization	—	—	—	(17,730)	(13,432)	—	—	(31,162)
Pension expense	—	264	—	3,523	—	—	—	3,787
Other	—	—	—	(1,577)	143	—	—	(1,434)
Income taxes paid, net of income taxes received	—	—	—	(43,809)	(3,051)	(1,729)	—	(48,589)
Interest paid, net of interest received	—	—	—	(94,537)	(469)	2,296	—	(92,710)
Operating assets and liabilities	1,662	687		(49,264)	3,453	(8,969)	48	(52,383)
Net cash from (used in) operating activities	2	403	—	(35,122)	146,569	(24,522)	(18,151)	69,179

Cash flows (used in) generated from investing activities
Satellite programs	—	—	—	—	—	(15,875)	—	(15,875)
Purchase of other property and equipment	—	—	—	(922)	(108)	(16,345)	—	(17,375)
Purchase of intangible assets	—	—	—	—	(27)	—	—	(27)
Return of capital to shareholder	—	—	—	101,865	—	—	(101,865)	—
C-band clearing proceeds	—	—	—	—	—	64,651	—	64,651
Net cash (used in) generated from investing activities	—	—	—	100,943	(135)	32,431	(101,865)	31,374

Cash flows (used in) generated from financing activities
Repayment of indebtedness	—	—	—	(97,234)	—	—	—	(97,234)
Payment of principal on lease liabilities	—	—	—	(587)	(169)	(116)	—	(872)
Satellite performance incentive payments	—	—	—	(2,809)	(833)	—	—	(3,642)
Government grant received	—	—	—	—	—	8,015	—	8,015
Return of capital to shareholder	—	—	—	—	(101,865)	—	101,865	—
Dividends paid	—	—	—	—	(18,151)	—	18,151	—
Net cash (used in) generated from financing activities	—	—	—	(100,630)	(121,018)	7,899	120,016	(93,733)
Effect of changes in exchange rate on cash and cash equivalent	—	17	—	4,718	2,736	18,366	—	25,837
Changes in cash and cash equivalents	2	420	—	(30,091)	28,152	34,174	—	32,657
Cash and cash equivalents, beginning of period	4	904	—	368,778	101,335	978,572	—	1,449,593
Cash and cash equivalents, end of period	$6	$1,324	$—	$338,687	$129,487	$1,012,746	$—	$1,482,250

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2021

	Telesat Canada	Telesat LLC	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net income (loss)	$102,698	$—	$51,041	$(54,491)	$(4,919)	$94,329
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	21,115	—	91,015	636	(10,027)	102,739
Amortization	530	—	1,215	146	6,172	8,063
Tax expense (recovery)	19,343	—	(1,400)	41,225	(24,341)	34,827
Interest expense	81,282	—	7,104	20	56	88,462
Interest income	(965)	—	(675)	(682)	—	(2,322)
(Gain) loss on foreign exchange	(57,452)	—	(26,702)	7,355	1,045	(75,754)
(Gain) loss on change in fair value of financial instruments	21,328	—	—	—	—	21,328
Share-based compensation	26,547	—	40	—	—	26,587
Loss from equity investments	(45,677)	—	49,127	—	(3,450)	—
(Loss) gain on disposal of assets	779	—	(37)	—	5	747
Deferred revenue amortization	(20,769)	—	(12,519)	(324)	—	(33,612)
Pension expenses	4,030	—	—	—	—	4,030
Other	(3,485)	—	(396)	—	—	(3,881)
Income taxes paid, net of income taxes received	(51,033)	—	(1,791)	(344)	—	(53,168)
Interest paid, net of interest received	(69,632)	—	(143)	696	—	(69,079)
Operating assets and liabilities	23,149	—	(13,996)	(468)	510	9,195
Net cash from operating activities	51,788	—	141,883	(6,231)	(34,949)	152,491
Cash flows (used in) generated from investing activities
Satellite programs, including capitalized interest	(258)	—	—	(78,184)	—	(78,442)
Purchase of other property and equipment	(4,403)	—	(166)	(6,961)	—	(11,530)
Return of capital to shareholder	110,459	—	—	—	(110,459)	—
Net cash (used in) generated from investing activities	105,798	—	(166)	(85,145)	(110,459)	(89,972)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	619,900	—	—	—	—	619,900
Payment of debt issue costs	(6,834)	—	—	—	—	(6,834)
Satellite performance incentive payments	(2,634)	—	(716)	—	—	(3,350)
Return of capital to shareholder	—	—	(110,459)	—	110,459	—
Payments of principal on lease liabilities	(963)	—	(256)	(136)	—	(1,355)
Dividends paid	—	—	(34,949)	—	34,949	—
Net cash (used in) generated from financing activities	609,469	—	(146,380)	(136)	145,408	608,361
Effect of changes in exchange rate on cash and cash equivalent	(3,095)	—	(2,449)	(17,615)	—	(23,159)
Changes in cash and cash equivalents	763,960	—	(7,112)	(109,127)	—	647,721
Cash and cash equivalents, beginning of period	69,159	—	73,588	675,631	—	818,378
Cash and cash equivalents, end of period	$833,119	$—	$66,476	$566,504	$—	1,466,099

CURRENT SHARE INFORMATION

The number of shares and stated value of the outstanding Class A common shares and Class B variable voting shares (“Telesat Public shares”), and Class C fully voting shares and Class C limited voting shares (together, the “Class C shares”) as at June 30, 2022, were as follows:

(in thousands of Canadian dollars, except number of shares)	Number of shares	Stated value
Telesat Public shares	12,248,652	$37,744
Class C shares	112,841	6,340
	12,361,493	$44,084

The breakdown of the number of shares of Telesat Public Shares, as at June 30, 2022, was as follows:

Telesat Public shares
Class A Common shares	448,135
Class B Variable voting shares	11,800,517
Total Telesat Public shares	12,248,652

The number of Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at June 30, 2022 and while the Company believes the information to be accurate and reliable, it is not able to independently verify the information. The conversion, exercise and exchange mechanics of Telesat Public shares, the Class C shares and the Class A and Class B Limited Partnership Units (“LP Units”) are described in the Company’s Annual Report filed on Form 20-F for the year ended December 31, 2021 that can be obtained on the SEC’s website at http://www.sec.gov and on SEDAR at http://www.sedar.com. As at June 30, 2022, the only Class C shares which were issued were Class C fully voting shares.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share (collectively the “Special Voting Shares”) and one Golden Share outstanding, each with a nominal stated value as at June 30, 2022. The voting rights of the Special Voting Shares and the Golden Share are more fully described in the Company’s Annual Report filed on Form 20-F for the year ended December 31, 2021 that can be obtained on the SEC’s website at http://www.sec.gov and on SEDAR at http://www.sedar.com.

The number of securities of the outstanding stock options, RSUs, PSUs and DSUs issued under the Company’s Omnibus Plan and Historic Plan as at June 30, 2022, were as follows:

Number of securities
Stock Options	1,185,938
RSUs with time criteria	1,718,816
RSUs with time and performance criteria	124,080
DSUs	14,144
PSUs with time and performance criteria	140,583
3,183,561

Each of the foregoing securities can be settled or exercised, as applicable, for Telesat Public Shares.

During the six months ended June 30, 2022, 27,573 RSUs were settled for 12,813 Telesat Public Shares, on a net settlement basis.

During the six months ended June 30, 2022, 328,593 Telesat Public Shares were issued in exchange for an equal number of Class B LP Units in Telesat Partnership LP.

The number and stated value of the outstanding LP Units issued by Telesat Partnership LP as at June 30, 2022, were as follows:

(in thousands of Canadian dollars, except number of units)	Number of units	Stated value
Class A and Class B LP Units	19,099,898	$52,270
Class C LP Units	18,098,362	59,683
	37,198,260	$111,953

The breakdown of the number of Class A and Class B LP Units, as at June 30, 2022, was as follows:

Class A and Class B LP Units
Class A LP Units	12,500
Class B LP Units	19,087,398
Total Class A and Class B LP Units	19,099,898

During the six months ended June 30, 2022, 328,593 Class B LP Units were exchanged for equal number of Telesat Public Shares.

On consolidation into Telesat Corporation, the stated value of the LP Units is included in non-controlling interest.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements for the year ended December 31, 2021.

The critical accounting judgments and estimates used in the application of our accounting policies are consistent with those outlined in Note 5 of the audited consolidated financial statements for the year ended December 31, 2021, with the exception of the update noted below.

Software as a service arrangements

Our accounting policy relating to Software as a Service (“SaaS”) is described in Note 4 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2022. Judgment by management is required to determine whether configuration or customization of a software results in an intangible asset for Telesat.

ACCOUNTING STANDARDS

Changes in Accounting Policies

IFRS Interpretation Committee (“IFRIC”), Software as a service arrangements

In April 2021, the IFRIC published an agenda decision clarifying how arrangements in respect of a specific part of cloud technology, Software as a Service (“SaaS”) should be accounted for. The IFRIC interpretation provided specific guidance and included explanatory material which provided additional insights with respect to circumstances in relation to configuration and customization costs incurred in implementing SaaS. Among other things, the interpretation clarified the nature of expenditures that met the definition of an intangible asset, the methods of differentiating between intangible assets and expenses and the pattern in which an entity benefits from expenditure that does not qualify as an intangible asset.

We adopted the IFRIC agenda decision retroactively.

An adjustment was recorded as a decrease to the opening balance of accumulated earnings as at January 1, 2021 in the amount of $0.8 million.

The impact on the balance sheet as at December 31, 2021 was as follows:

(in thousands of Canadian dollars)
Satellites, property and other equipment	$(2,087)
Intangible assets	$(1,419)
Accumulated earnings	$3,506

The impact on the financial statements for the three and six months ended June 30, 2021 was as follows:

(in thousands of Canadian dollars, except per share amounts)	Three months ended June 30, 2021	Six months ended June 30, 2021
Operating expenses	$887	$1,298
Satellites, property and other equipment	$(907)	$(1,318)
Foreign currency translation adjustments	$20	$20
Net income per common share attributable to Telesat Corporation shareholders – Basic	$(0.02)	$(0.03)
Net income per common share attributable to Telesat Corporation shareholders – Diluted	$(0.02)	$(0.03)

Future Changes in Accounting Policies

Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments require entities to disclose their material accounting policies rather than their significant accounting policies.

The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements and that accounting policy information may be material because of its nature, even if the related amounts are immaterial. On the other hand, although a transaction, other event or condition to which the accounting policy information relates may be material, it does not necessarily mean that the corresponding accounting policy information is material to the entity’s financial statements.

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted.

The changes will only impact the level of disclosures within our financial statements.

We are currently evaluating the impact of the amendment.

Amendments to IAS 12

In May 2021, the IASB issued amendments to IAS 12, Income Taxes.

In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that such initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Accordingly, entities are required to recognize deferred tax associated with transactions, such as leases and decommissioning obligations, which give rise to equal and offsetting temporary differences.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with early adoption permitted.

There will be no impact on our consolidated financial statements as a result of the amendments.

Item 3.       Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1.     Legal Proceedings

We discuss certain legal proceedings in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A.   Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC. There have been no material changes to those risk factors since the filing of that report.

However, in that Annual Report under “Risks Related to the Business of Telesat Corporation” we identify one such risk as “Some of Telesat Corporation’s satellites have experienced in-orbit anomalies and may in the future experience further anomalies that may affect their performance”. As previously reported, our Anik F2 satellite has experienced anomalies on two of the station-keeping thrusters. One of the thrusters failed while the second continues to support operations with some constraints. These thruster anomalies have had no impact on service to date and alternative operational methods were implemented to enable continued operations utilizing the remaining thrusters. These alternative operational methods are less fuel efficient and will adversely impact the lifetime of the satellite, causing us to undertake an evaluation of the lifetime impact.

Having operated the satellite using these alternative methods over the past year and having recently completed a detailed evaluation of the satellite’s performance to date, we now believe that we can only maintain station-kept operations of the Anik F2 satellite until December 2022, at which point the satellite will transition to inclined orbit operation. As a result, services presently supported on the satellite will be adversely impacted, some as early as February 2023, and other services will degrade over time, depending on the size of the antennas receiving signals from the satellite.

We are developing a comprehensive analysis of potential mitigation strategies for Anik F2 in an effort to provide continuity of service to all customers, including adding tracking antennas at certain Telesat sites (which would extend the service life for many customers) and exploring repointing customer antennas to alternate Telesat satellites or third-party capacity.

We do not anticipate that the entry into inclined operations of our Anik F2 satellite will have any material impact on our 2022 operating results. However, we expect that beginning in 2023 our satellite revenues from our Anik F2 customers may begin to decline if we are unable to provide continuity of service to all of our customers on Anik F2 or on other satellites and/or we expect that our margins on the revenue we earn from our continuing Anik F2 customers will decline if we are unable to recover the increased costs associated with providing alternative services.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.     Defaults Upon Senior Securities

None.

Item 4.     Reserved

Item 5.     Other Information

Thomas E. Eaton, President of Telesat Government Solutions, has advised the Company of his intention to retire at the end of 2022.

Item 6.     Exhibits

None.